2001 ANNUAL REPORT

A tradition of successful partnerships

26

years of consecutive growth

A+

common stock Standard & Poors rating

First Merchants Corporation

Financial Review

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except share data)	2001	2000	1999	1998	1997
Operations					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 66,806	$ 58,619	$ 56,513	$ 52,463	$ 49,403
Less Tax Equivalent Adjustment	2,445	2,637	2,948	2,767	2,611
Net Interest Income	64,361	55,982	53,565	49,696	46,792
Provision for Loan Losses	3,576	2,625	2,241	2,372	1,735
Net Interest Income					
After Provision for Loan Losses	60,785	53,357	51,324	47,324	45,057
Total Other Income	18,543	16,634	14,573	12,880	10,146
Total Other Expenses	45,195	40,083	36,710	32,741	30,016
Income Before Income Tax Expense	34,133	29,908	29,187	27,463	25,187
Income Tax Expense	11,924	9,968	10,099	9,556	8,704
Net Income	$ 22,209	$ 19,940	$ 19,088	$ 17,907	$ 16,483
Per share data (1)					
Basic Net Income	$ 1.79	$ 1.67	$ 1.51	$ 1.43	$ 1.33
Diluted Net Income	1.78	1.66	1.50	1.41	1.31
Cash Dividends Paid (2)	.92	.86	.80	.73	.66
December 31 Book Value	14.14	12.80	11.00	12.24	11.38
December 31 Market Value (Bid Price)	24.01	21.55	24.34	24.76	23.17
Average balances					
Total Assets	$1,689,694	$1,532,691	$1,397,230	$1,254,223	$1,151,081
Total Loans	1,270,555	1,104,013	935,716	870,317	799,430
Total Deposits	1,331,631	1,209,015	1,073,074	1,016,629	825,808
Securities Sold Under Repurchase Agreements					
(long-term portion)	44,416	68,732	62,686	37,238	
Total Federal Home Loan Bank Advances	103,941	80,008	57,062	30,742	19,746
Total Stockholders' Equity	166,232	141,446	149,727	148,052	135,958
Year-end balances					
Total Assets	$1,787,035	$1,621,063	$1,474,048	$1,362,527	$1,181,359
Total Loans	1,359,893	1,175,586	998,895	890,356	838,658
Total Deposits	1,421,251	1,288,299	1,147,203	1,085,952	976,972
Securities Sold Under Repurchase Agreements					
(long-term portion)	32,500	32,500	35,000	48,836	
Total Federal Home Loan Bank Advances	103,499	93,182	73,514	47,067	25,500
Total Stockholders' Equity	179,128	156,063	126,296	153,891	141,794
Financial ratios					
Return on Average Assets	1.31%	1.30%	1.37%	1.43%	1.43%
Return on Average Stockholders' Equity (3)	13.36	14.10	12.75	12.09	12.12
Average Earning Assets to Total Assets	93.29	94.85	94.77	94.80	94.62
Allowance for Loan Losses as % of Total Loans	1.11	1.06	1.01	1.03	1.01
Dividend Payout Ratio	51.69	51.81	53.33	51.77	50.38
Average Stockholders' Equity to Average Assets	9.84	9.23	10.72	11.80	11.81
Tax Equivalent Yield on Earning Assets (4)	7.80	8.19	7.81	8.15	8.34
Cost of Supporting Liabilities	3.56	4.16	3.54	3.74	3.80
Net Interest Margin on Earning Assets	4.24	4.03	4.27	4.41	4.54

(1) Restated for a five percent (5%) stock dividend distributed September, 2001.

(2) Dividends per share is for First Merchants Corporation only, not restated for pooling transactions.

(3) Average stockholders' equity is computed by averaging the last five quarters ending balance.

(4) Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Corporation's financial data has been restated for all mergers accounted for as pooling of interests.

RESULTS OF OPERATIONS

Net income for the year 2001 reached $22,209,000, up from $19,940,000 in 2000. Diluted earnings per share totaled $1.78, a 7.2% increase over $1.66 reported for 2000. Cash basis earnings per share were $1.86, an increase of 7.5% over the 2000 level of $1.73. In 2001, First Merchants Corporation ("Corporation") recorded the twenty-sixth consecutive year of improvement in net income on both an aggregate and per share basis.

Net income for the year 2000 reached $19,940,000 up from $19,088,000 in 1999. Diluted earnings per share totaled $1.66, a 10.7% increase over $1.50 reported for 1999. Cash basis earnings per share were $1.73, an increase of 13.8% over the 1999 level of $1.52.

Return on equity was 13.36 percent in 2001, as compared to the 2000 and 1999 figures of 14.10 percent and 12.75 percent.

Return on assets was 1.31 percent in 2001, 1.30 percent in 2000 and 1.37 percent in 1999.

CAPITAL

The Corporation's capital strength continues to exceed regulatory minimums and management believes that its capital levels continue to be a distinct advantage in the competitive environment in which the Corporation operates.

The Corporation's Tier I capital to average assets ratio was 8.7 percent at December 31, 2001 and 2000. In addition, at December 31, 2001, the Corporation had a Tier I risk-based capital ratio of 10.6 percent and total risk-based capital ratio of 11.8 percent. Regulatory capital guidelines require a Tier I risk-based capital ratio of 4.0 percent and a total risk-based capital ratio of 8.0 percent.

The Corporation has an employee stock purchase plan and an employee stock option plan. Activity under these plans is described in Note 14 to the Consolidated Financial Statements. The transactions under these plans have not had a material effect on the Corporation's capital position.

ASSET QUALITY/PROVISION FOR LOAN LOSSES

Asset quality has been a major factor in the Corporation's ability to generate consistent profit improvement. The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review provided by an outside accounting firm. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified.

At December 31, 2001, non-performing loans totaled $14,666,000, an increase of $6,746,000, as noted in the table below. This increase was primarily due to the addition of $2,606,000 in non-performing loans related to the acquisition of Francor Financial, Inc. and the general downturn in the economy.

At December 31, 2001, impaired loans totaled $21,161,000, an increase of $6,322,000. The increase was primarily attributable to the addition of impaired loans related to the acquisition of Francor Financial, Inc. and four borrowers whose loans are considered impaired at December 31, 2001, but were not impaired at December 31, 2000. At December 31, 2001, an allowance for losses was not deemed necessary for impaired loans totaling $10,780,000, but an allowance of $3,251,000 was recorded for the remaining balance of impaired loans of $10,381,000 and is included in the Corporation's allowance for loan losses. The average balance of impaired loans for 2001 was $22,327,000.

At December 31, 2001, the allowance for loan losses was $15,141,000, an increase of $2,687,000 from year end 2000. As a percent of loans, the allowance was 1.11 percent, up from 1.06 percent at year-end 2000.

The provision for loan losses in 2001 was $3,576,000, up $951,000 or 36.2% from $2,625,000 in 2000, primarily due to the general downturn in the economy and an increase in non-performing loans.

The following table summarizes the non-accrual, contractually past due 90 days or more other than non-accruing and restructured loans for the Corporation.

(dollars in thousands)	December 31, 2001	December 31, 2000
Non-accrual loans	$ 6,327	$2,370
Loans contractually past due 90 days or more other than non-accruing	4,828	2,465
Restructured loans	3,511	3,085
Total	$14,666	$7,920

The table below presents loan loss experience for the years indicated and compares the Corporation's loss experience to that of its peer group.

(Dollars in Thousands)	2001	2000	1999
Allowance for loan losses:			
Balance at January 1	$12,454	$10,128	$ 9,209
Chargeoffs	3,547	2,291	1,769
Recoveries	573	579	447
Net chargeoffs	2,974	1,712	1,322
Provision for loan losses	3,576	2,625	2,241
Allowance acquired in acquisition	2,085	1,413	
Balance at December 31	$15,141	$12,454	$10,128
Ratio of net chargeoffs during the period to average loans outstanding during the period	.23%	.16%	.14%

LIQUIDITY, INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are both constructed, presented and monitored quarterly.

Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2001, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2001.

INTEREST RATE SENSITIVITY ANALYSIS

(dollars in thousands) At December 31, 2001

	1-180 DAYS	181-365 DAYS	1-5 YEARS	BEYOND 5 YEARS	TOTAL
Rate-Sensitive Assets:					
Federal funds sold and interest-bearing deposits	$ 38,156				$ 38,156
Investment securities	49,359	$ 48,319	$ 99,688	$ 42,956	240,322
Loans	651,749	103,333	479,332	125,211	1,359,625
Federal Reserve and Federal Home Loan Bank stock	8,350				8,350
Total rate-sensitive assets	747,614	151,652	579,020	168,167	1,646,453
Rate-Sensitive Liabilities:					
Interest-bearing deposits	508,028	345,873	344,841	35,522	1,234,264
Securities sold under repurchase agreements	22,732		22,900		45,632
Other short-term borrowings	16,773				16,773
Federal Home Loan Bank advances	4,756	14,422	59,069	25,252	103,499
Other borrowed funds		8,500			8,500
Total rate-sensitive liabilities	552,289	368,795	426,810	60,774	1,408,668
Interest rate sensitivity gap by period	$ 195,325	$ (217,143)	$ 152,210	$ 107,393	
Cumulative rate sensitivity gap	195,325	(21,818)	130,392	237,785	
Cumulative rate sensitivity gap ratio					
at December 31, 2001	135.4%	97.6%	109.7%	116.9%	
at December 31, 2000	94.3%	77.2%	102.4%	116.3%	

The Corporation had a cumulative negative gap of $21,818,000 in the one-year horizon at December 31, 2001, just over 1.2 percent of total assets. Net interest income at financial institutions with negative gaps tends to increase when rates decrease and decrease as interest rates increase.

EARNING ASSETS

Earning assets increased $140.4 million during 2001. The table below reflects the earning asset mix for the years 2001 and 2000 (at December 31).

Loans grew by $184.3 million while investment securities declined by $67.5 million. The acquisition of Francor Financial, Inc. combined with increased loan demand resulted in a 15.7% increase in the Corporation's loan portfolio. The decline in investment securities was the result of corporate loan growth, investment maturities and cash required for the acquisition.

EARNING ASSETS

(dollars in millions)

	December 31, 2001	December 31, 2000
Federal funds sold and interest-bearing time deposits	$ 38.2	$ 15.8
Securities available for sale	231.7	295.7
Securities held to maturity	8.7	12.2
Loans	1,359.9	1,175.6
Federal Reserve and Federal Home Loan Bank stock	8.4	7.2
Total	$1,646.9	$1,506.5

DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (Federal funds purchased, repurchase agreements, U.S. Treasury demand notes, Federal Home Loan Bank advances and other borrowed funds) based on year-end levels at December 31, 2001 and 2000.

As of December 31
(dollars in millions)

	DEPOSITS	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	OTHER SHORT-TERM BORROWINGS	FEDERAL HOME LOAN BANK ADVANCES	OTHER BORROWED FUNDS
2001	$1,421.3	$45.6	$16.8	$103.5	$8.5
2000	1,288.3	64.5	5.9	93.2	

NET INTEREST INCOME

Net interest income is the primary source of the Corporation's earnings. It is a function of net interest margin and the level of average earning assets. The table below reflects the Corporation's asset yields, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2001.

In 2001, asset yields decreased 39 basis points (FTE) and interest cost decreased 60 basis points, resulting in a 21 basis point (FTE) increase in net interest income. Increased loan activity, especially in commercial and mortgage lending, contributed to this result.

(dollars in thousands)

	INTEREST INCOME (FTE) as a Percent of Average Earning Assets	INTEREST EXPENSE as a Percent of Average Earning Assets	NET INTEREST INCOME (FTE)as a Percent of Average Earning Assets	AVERAGE EARNING ASSETS	NET INTEREST INCOME On a Fully Taxable Equivalent Basis
2001	7.80%	3.56%	4.24%	$1,576,334	$66,806
2000	8.19	4.16	4.03	1,453,795	58,619
1999	7.81	3.54	4.27	1,324,172	56,513

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

OTHER INCOME

The Corporation has placed emphasis on the growth of non-interest income in recent years by offering a wide range of fee-based services. Fee schedules are regularly reviewed by a pricing committee to ensure that the products and services offered by the Corporation are priced to be competitive and profitable.

Other income in 2001 amounted to $18,543,000 or 11.5 percent higher than in 2000. The increase of $1,909,000 is primarily attributable to the following factors:

1. Service charges on deposit accounts increased $953,000, or 20.0 percent due to increased number of accounts and price adjustments.

2. Gains on sale of mortgage loans included in other income increased by $611,000, or 97.9 percent, due to increased mortgage volume. In addition, decreasing mortgage loan interest rates caused an increase in refinancing volume, which facilitated an increase in loan sales activity.

Other income in 2000 amounted to $16,634,000 or 14.1 percent higher than in 1999. The increase of $2,061,000 is primarily attributable to the following factors:

1. Other customer fees increased $430,000, or 13.9 percent, due to increased fees from electronic card usage and price adjustments.

2. Commission income increased $421,000, or 27.5 percent, due to increased sales initiatives in 2000.

3. Revenues from fiduciary activity grew $372,000, or 8.1 percent, due to strong new business activity and markets.

4. Service charges on deposit accounts increased $326,000 or 7.3 percent due to increased number of accounts and price adjustments.

5. Other income increased $876,000, or 135.2 percent due primarily to $209,000 of new revenue resulting from First Merchants Reinsurance Company, and a $147,000 gain on sale of a Bank building in 2000.

OTHER EXPENSES

Other expenses represent non-interest operating expenses of the Corporation. Other expenses in 2001 amounted to $45,195,000, an increase of 12.8 percent from the prior year, or $5,112,000.

Three major areas account for most of the increase:

1. Salary and benefit expenses grew by $3,293,000, or 15.4 percent, due to normal salary increases, staff additions and additional salary cost related to the acquisition of Frances Slocum Bank and Trust Company.
2. Data processing fees increased by $507,000, or 29.2 percent, primarily due to increases in processing expenses related to greater usage of debit/ATM cards by customers and increases in loans originated and processed during the year.
3. Goodwill and core deposit amortization increased by $786,000, or 87.7 percent, due to utilization of the purchase method of accounting for the Corporation's June 1, 2000 acquisition of Decatur Bank and Trust Company and July 1, 2001 acquisition of Frances Slocum Bank and Trust Company.

Other expenses amounted to $40,083,000 in 2000, an increase of 9.2 percent from the prior year, or $3,373,000.

Two major areas account for most of the increase:

1. Salary and benefit expenses, which account for over one-half of the Corporation's non-interest operating expenses, grew by $1,598,000, or 8.1 percent, due to normal salary increases and staff additions and the additional salary cost related to the acquisition of Decatur Bank and Trust Company.
2. Equipment expenses increased $584,000, or 15.7 percent, reflecting the Corporation's capital investments in its operation center and its efforts to improve efficiency and provide electronic service delivery to its customers.

INCOME TAXES

The increase in 2001 tax expenses of $1,956,000 is attributable primarily to a $4,225,000 increase in net pre-tax income. The decrease in 2000 tax expense of $131,000 is attributable primarily to decreased state taxes as a result of changes in the state tax laws. In addition, the effective tax rates for the periods ending December 31, 2001, 2000 and 1999 were 34.9%, 33.3% and 34.6%, respectively.

ACCOUNTING MATTERS

ACCOUNTING FOR A BUSINESS COMBINATION

Statement of Financial Accounting Standards ("SFAS") No. 141 requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

The provisions of Statement No. 141 are effective for any business combination that was initiated after June 30, 2001.

ACCOUNTING FOR GOODWILL

Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

Impairment testing is a two step process, as outlined within the statement. If the fair value of goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

ACCOUNTING FOR GOODWILL continued

The provisions of Statement No. 142 would be effective for fiscal years beginning after December 15, 2001. A calendar year end company cannot adopt early and must wait until January 1, 2002. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001 but before this Statement is initially applied would be accounted for in accordance with the amortization and nonamortization provisions of the Statement. The useful economic life of previously recognized intangible assets should be reassessed upon adoption of the Statement, and remaining amortization periods should be adjusted accordingly. Intangible assets deemed to have an indefinite life would no longer be amortized.

The Corporation adopted these new accounting rules on January 1, 2002. As a result, the Corporation will not amortize the goodwill it has recorded prior to June 30, 2001, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Corporation had goodwill of $26,081,000 at December 31, 2001 and amortization of $1,003,000 for the period ended December 31, 2001.

INFLATION

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income, loan volume and other operating expenses, such as employee salaries and benefits, reflecting the effects of escalating prices, as well as increased levels of operations and other factors. As the inflation rate increases, the purchasing power of the dollar decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease.

INDEPENDENT ACCOUNTANT'S REPORT

To the Stockholders and Board of Directors
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Merchants Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BKD LLP

Indianapolis, Indiana
January 18, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2001	December 31, 2000
Assets		
Cash and due from banks	$ 68,743	$ 52,563
Federal funds sold	34,285	14,900
Cash and cash equivalents	103,028	67,463
Interest-bearing time deposits	3,871	883
Investment securities		
Available for sale	231,668	295,730
Held to maturity (fair value of $8,762 and $12,328)	8,654	12,233
Total investment securities	240,322	307,963
Mortgage loans held for sale	307	
Loans, net of allowance for loan losses of $15,141 and $12,454	1,344,445	1,163,132
Premises and equipment	27,684	23,868
Federal Reserve and Federal Home Loan Bank stock	8,350	7,185
Interest receivable	12,024	13,135
Core deposit intangibles	6,096	1,936
Goodwill	26,081	19,119
Cash surrender value of life insurance	6,470	6,312
Other assets	8,357	10,067
Total assets	$ 1,787,035	$ 1,621,063
Liabilities		
Deposits		
Noninterest-bearing	$ 186,987	$ 157,053
Interest-bearing	1,234,264	1,131,246
Total deposits	1,421,251	1,288,299
Borrowings	174,404	163,581
Interest payable	5,488	6,335
Other liabilities	6,764	6,785
Total liabilities	1,607,907	1,465,000
COMMITMENTS AND CONTINGENT LIABILITIES		
Stockholders' equity		
Preferred stock, no-par value		
Authorized and unissued -- 500,000 shares		
Common stock, $.125 stated value		
Authorized -- 50,000,000 shares		
Issued and outstanding -- 12,670,307 and 12,192,319 shares	1,584	1,524
Additional paid-in capital	50,642	41,592
Retained earnings	124,304	113,244
Accumulated other comprehensive income (loss)	2,598	(297)
Total stockholders' equity	179,128	156,063
Total liabilities and stockholders' equity	$ 1,787,035	$ 1,621,063

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	Year Ended December 31,		
	2001	2000	1999
Interest income			
Loans receivable			
Taxable	$103,123	$ 95,798	$ 78,366
Tax exempt	438	311	233
Investment securities			
Taxable	11,207	14,478	15,459
Tax exempt	4,103	4,587	5,243
Federal funds sold	899	666	657
Deposits with financial institutions	106	103	59
Federal Reserve and Federal Home Loan Bank stock	559	585	446
Total interest income	120,435	116,528	100,463
Interest expense			
Deposits	45,856	49,607	38,539
Securities sold under repurchase agreements	3,208	4,263	4,273
Federal Home Loan Bank advances	6,556	5,315	3,260
Other borrowings	454	1,361	826
Total interest expense	56,074	60,546	46,898
Net interest income	64,361	55,982	53,565
Provision for loan losses	3,576	2,625	2,241
Net interest income after provision for loan losses	60,785	53,357	51,324
Other income			
Fiduciary activities	5,429	4,972	4,600
Service charges on deposit accounts	5,729	4,776	4,450
Other customer fees	3,166	3,519	3,089
Net realized gains (losses) on sales of available-for-sale securities	(200)	(107)	257
Commission income	1,945	1,950	1,529
Other income	2,474	1,524	648
Total other income	18,543	16,634	14,573
Other expenses			
Salaries and employee benefits	24,711	21,418	19,820
Net occupancy expenses	2,729	2,471	2,139
Equipment expenses	4,521	4,299	3,715
Marketing expenses	1,072	1,010	869
Deposit insurance expenses	259	240	129
Outside data processing fees	2,243	1,736	1,647
Printing and office supplies	1,143	1,144	1,275
Merger-related expenses			804
Goodwill and core deposit amortization	1,682	896	223
Other expenses	6,835	6,869	6,089
Total other expenses	45,195	40,083	36,710
Income before income tax	34,133	29,908	29,187
Income tax expense	11,924	9,968	10,099
Net income	$ 22,209	$ 19,940	$ 19,088
Net income per share:			
Basic	$ 1.79	$ 1.67	$ 1.51
Diluted	1.78	1.66	1.50

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31, (in thousands)	2001	2000	1999
Net income	$ 22,209	$ 19,940	$ 19,088
Other comprehensive income, net of tax:			
Unrealized gains (loss) on securities available for sale:			
Unrealized holding gains (loss) arising during the period, net of income tax (expense) benefit of $(1,848), $(2,610), $4,258	2,775	3,831	(6,249)
Less: Reclassification adjustment for gains (loss) included in net income, net of income tax (expense) benefit of $80, $43, $(103)	(120)	(64)	154
	2,895	3,895	(6,403)
COMPREHENSIVE INCOME	$ 25,104	$ 23,835	$ 12,685

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	COMMON STOCK					
	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balances, January 1, 1999	11,975,955	$ 1,497	$ 31,263	$ 118,920	$ 2,211	$ 153,891
Net income for 1999				19,088		19,088
Cash dividends ($ .80 per share)				(9,759)		(9,759)
Other comprehensive loss, net of tax					(6,403)	(6,403)
Stock issued under employee benefit plans	20,870	3	454			457
Stock issued under dividend reinvestment and stock purchase plan	30,227	4	718			722
Stock options exercised	55,234	6	265			271
Stock redeemed	(1,145,669)		(7,384)	(24,609)		(32,136)
Tax benefit of stock dispositions		(143)	165			165
Balances, December 31, 1999	10,936,617	1,367	25,481	103,640	(4,192)	126,296
Net income for 2000				19,940		19,940
Cash dividends ($ .86 per share)				(10,331)		(10,331)
Other comprehensive income, net of tax					3,895	3,895
Stock issued under employee benefit plans	26,778	3	478			481
Stock issued under dividend reinvestment and stock purchase plan	35,611	5	806			811
Stock options exercised	33,906	4	506			510
Stock redeemed	(292,000)	(37)	(6,670)	(5)		(6,712)
Issuance of stock related to acquisition	870,957	109	21,068			21,177
Cash paid in lieu of fractional shares	(137)		(4)			(4)
Balances, December 31, 2000	11,611,732	1,451	41,665	113,244	(297)	156,063
Net income for 2001				22,209		22,209
Cash dividends ($.92 per share)				(11,127)		(11,127)
Other comprehensive income, net of tax					2,895	2,895
Stock issued under employee benefit plans	28,466	4	500			504
Stock issued under dividend reinvestment and stock purchase plan	35,348	4	799			803
Stock options exercised	19,627	2	223			225
Stock redeemed	(306,966)	(38)	(6,985)			(7,023)
Issuance of stock related to acquisition	677,972	85	14,516			14,601
Five percent (5%) stock dividend	604,128	76	(76)			
Cash paid in lieu of fractional shares				(22)		(22)
Balances, December 31, 2001	12,670,307	$ 1,584	$ 50,642	$ 124,304	$ 2,598	$ 179,128

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)	2001	Year Ended December 31, 2000	1999
Operating activities:			
Net income	$ 22,209	$ 19,940	$ 19,088
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,576	2,625	2,241
Depreciation	2,984	3,198	2,517
Amortization of goodwill and intangibles	1,682	896	232
Deferred income tax	616	(767)	(1,122)
Securities amortization, net	8	72	358
Securities losses (gains), net	200	107	(257)
Loss (gain) on sale of premises and equipment	2	(105)	(4)
Mortgage loans originated for sale	(22,705)	(2,111)	(6,179)
Proceeds from sales of mortgage loans	22,398	2,172	6,894
Net change in			
Interest receivable	2,514	(825)	(482)
Interest payable	(1,727)	1,479	465
Other adjustments	(545)	3,104	1,932
Net cash provided by operating activities	31,212	29,785	25,683
Investing activities:			
Net change in interest-bearing deposits	(2,988)	1,330	(722)
Purchases of			
Securities available for sale	(34,500)	(11,437)	(148,210)
Securities held to maturity			(2,667)
Proceeds from maturities of			
Securities available for sale	108,692	49,975	120,509
Securities held to maturity	3,612	5,617	7,226
Proceeds from sales of			
Securities available for sale	770	14,654	19,627
Net change in loans	(50,384)	(87,658)	(109,861)
Purchase of Federal Home Loan Bank stock	(592)	(712)	(1,403)
Purchases of premises and equipment	(2,438)	(4,409)	(3,679)
Proceeds from sale of fixed assets	37	449	56
Net cash received in acquisition	5,261		
Other investing activities		280	
Net cash provided (used) by investing activities	27,470	(31,911)	(119,124)
Financing activities:			
Net change in			
Demand and savings deposits	55,640	772	17,411
Certificates of deposit and other time deposits	(72,940)	33,268	43,840
Repurchase agreements and other borrowings	506	(51,385)	49,713
Federal Home Loan Bank advances	60,930	199,396	314,500
Repayment of Federal Home Loan Bank advances	(50,613)	(181,510)	(288,054)
Cash dividends	(11,127)	(10,331)	(9,759)
Stock issued under employee benefit plans	504	481	457
Stock issued under dividend reinvestment and stock purchase plan	803	811	722
Stock options exercised	225	510	271
Stock redeemed	(7,023)	(6,712)	(32,136)
Cash paid in lieu of issuing fractional shares	(22)	(4)	
Net cash provided (used) by financing activities	(23,117)	(14,704)	96,965
Net change in cash and cash equivalents	35,565	(16,830)	3,524
Cash and cash equivalents, beginning of year	67,463	84,293	80,769
Cash and cash equivalents, end of year	$ 103,028	$ 67,463	$ 84,293
Additional cash flows information:			
Interest paid	$ 56,921	$ 58,810	$ 46,433
Income tax paid	12,440	9,544	10,157

See notes to consolidated financial statements.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation ("Corporation"), and its wholly owned subsidiaries, First Merchants Bank, N.A. ("First Merchants"), Madison Community Bank ("Madison"), First United Bank ("First United"), The Randolph County Bank ("Randolph County"), Union County National Bank ("Union National"), First National Bank ("First National"), Decatur Bank and Trust Company ("Decatur"), and Frances Slocum Bank & Trust Company ("Frances Slocum"), (collectively "the Banks"), First Merchants Insurance Services, Inc. ("FMIS"), and First Merchants Reinsurance Company ("FMRC"), conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Banks and operates in a single significant business segment. First Merchants, Union National and First National operate under national bank charters and provide full banking services, including trust services. As national banks, First Merchants, First National and Union National are subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation ("FDIC"). Madison, First United, Randolph County, Decatur and Frances Slocum operate under state bank charters and provide full banking services, including trust services. As state banks, Madison, First United, Randolph County, Decatur and Frances Slocum are subject to the regulation of the Department of Financial Institutions, State of Indiana, and the FDIC.

The Banks generate commercial, mortgage, and consumer loans and receive deposits from customers located primarily in central and east central Indiana and Butler County, Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets and business assets. Although the Banks have a diversified loan portfolio, a substantial portion of their debtors' ability to honor their contracts is dependent upon economic conditions in the automotive and agricultural industries.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

INVESTMENT SECURITIES-Debt securities are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

LOANS are carried at the principal amount outstanding. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Banks will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of chargeoffs, net of recoveries. The Corporation's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, pools of loans or commitments. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance is based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the Banks' key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results, and findings of an independent third party conducting reviews of the loan portfolio.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") systems. The required investment in the common stock is based on a predetermined formula.

INTANGIBLE ASSETS that are subject to amortization, including goodwill and core deposit intangibles, are being amortized on both the straight-line and accelerated basis over periods ranging from 7 to 25 years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

STOCK OPTIONS are granted for a fixed number of shares to employees. The Corporation accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes compensation expense for the stock option grants which have been granted with an exercise price less than the fair value of the shares at the date of grant.

EARNINGS PER SHARE have been computed based upon the weighted average common and common equivalent shares outstanding during each year and have been restated to give effect to a five percent (5%) stock dividend on its shares of outstanding common stock distributed to stockholders on September 24, 2001.

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS

On October 15, 2001, the Corporation signed a definitive agreement to acquire Lafayette Bancorporation, Lafayette, Indiana. The acquisition will be accounted for under the purchase method of accounting. Under the terms of the agreement, the Corporation will exchange 1.11 shares, which are subject to adjustment in certain circumstances, of the Corporation's common stock or $30.00 in cash for each of the outstanding shares of Lafayette Bancorporation. However, no more than $50,329,248 aggregate cash may be paid in the merger, and there may be allocations of stock to certain shareholders if this threshold is exceeded. The transaction is subject to approval by stockholders of the Corporation, Lafayette Bancorporation and appropriate regulatory agencies. As of December 31, 2001, Lafayette Bancorporation had total assets and stockholders' equity of $762,318,000 and $59,120,000 respectively.

On July 1, 2001, the Corporation acquired 100% of the outstanding stock of Francor Financial, Inc., the holding company of Frances Slocum. Frances Slocum is a state chartered bank with branches located in east-central Indiana. Francor Financial, Inc. was merged into the Corporation, and Frances Slocum maintained its state charter as a subsidiary of First Merchants Corporation. The Corporation issued 711,871 shares of its common stock at a cost of $21.536 per share and $14,490,985 in cash to complete the transaction. As a result of the acquisition, the Corporation will have an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $29,454,000, including goodwill of $7,907,000, none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $4,804,000 were recognized and will be amortized over 10 years using the 150% declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of July 1, 2001. The purchase accounting adjustments will be amortized over the life of the respective asset or liability. Francor Financial Inc.'s results of operations are included in the Corporation's consolidated income statement beginning July 1, 2001. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Loans	$ 134,505
Premises and equipment	4,401
Core deposit intangibles	4,804
Goodwill	7,907
Other	34,581
Total assets acquired	186,198
Deposits	150,252
Other	6,492
Total liabilities acquired	156,744
Net assets acquired	$ 29,454

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

	Year Ended December 31,	
	2001	2000
Net Interest Income........................	$ 67,352	$ 62,296
Net Income.................................	21,876	21,438
Per share - combined:		
Basic Net Income..........................	1.71	1.70
Diluted Net Income........................	1.70	1.69

On May 31, 2000, the Corporation acquired Decatur Financial Inc., the holding company of Decatur Bank and Trust Company. Decatur Bank and Trust Company is a state chartered commercial bank with branches located in east-central Indiana. Decatur Financial Inc. was merged into the Corporation through the exchange of 914,505 shares of newly issued common stock and $12,355,000 of cash. The combination was accounted for under the purchase method of accounting. Decatur's' results of operations are included in the Corporation's consolidated income statement beginning June 1, 2000. The purchase resulted in core deposit intangibles of $2,046,000, which are being amortized over 10 years using 150% declining balance method. The purchase had a recorded acquisition price of $33,299,000, including goodwill of $17,040,000.

The purchase resulted in the Corporation recording net loans of $89,332,000, held to maturity and available for sale securities of $3,921,000 and $14,132,000 respectively, deposit liabilities of $107,056,000 and borrowings of $7,218,000. All assets and liabilities were recorded at fair values as of May 31, 2000. The purchase accounting adjustments will be amortized over the life of the respective asset or liability.

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

	Year Ended December 31	
	2000	1999
Net Interest Income:.........................	$ 57,849	$ 57,577
Net Income:..................................	$ 19,563	$ 19,474
Net Income per share - combined:		
Basic	$ 1.55	$ 1.44
Diluted	1.54	1.43

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

On April 1, 1999, the Corporation issued 1,153,735 shares of its common stock in exchange for all of the outstanding shares of Jay Financial Corporation, Portland, Indiana. At December 31, 1998, Jay Financial Corporation had total assets and stockholders' equity of $114,895,000 and $14,903,000, respectively. The transaction was accounted for under the pooling-of-interests method of accounting.

On April 21, 1999, the Corporation issued 851,174 shares of its common stock in exchange for all of the outstanding shares of Anderson Community Bank, Anderson, Indiana. At December 31, 1998, Anderson Community Bank had total assets and stockholders' equity of $77,984,000 and $7,740,000, respectively. The transaction was accounted for under the pooling-of-interests method of accounting. The financial information contained herein reflects the mergers and reports the financial condition and results of operations as though the Corporations had been combined as of January 1, 1999. Separate operating results of Jay Financial Corporation and Anderson Community Bank for the period prior to the merger were as follows:

	1999
Net interest income:	
First Merchants Corporation	$ 50,175
Jay Financial Corporation	2,250
Anderson Community Bank	1,140
Combined	$ 53,565
Net income:	
First Merchants Corporation	$ 17,934
Jay Financial Corporation	703
Anderson Community Bank	451
Combined	$ 19,088
Net income per share:	
Basic:	
First Merchants Corporation	$ 1.42
Jay Financial Corporation	.06
Anderson Community Bank	.04
Combined	$ 1.52
Diluted:	
First Merchants Corporation	$ 1.41
Jay Financial Corporation	.06
Anderson Community Bank	.04
Combined	$ 1.51

NOTE 3

RESTRICTION ON CASH AND DUE FROM BANKS

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001, was $21,653,000.

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for sale at December 31, 2001				
U.S. Treasury	$ 124			$ 124
Federal agencies	30,808	$ 767	$ 2	31,573
State and municipal	74,776	1,644	215	76,205
Mortgage-backed securities	100,811	1,710	1	102,520
Other asset-backed securities	10,116	167		10,283
Corporate obligations	3,498	116		3,614
Marketable equity securities	7,472		123	7,349
Total available for sale	227,605	4,404	341	231,668
Held to maturity at December 31, 2001				
State and municipal	8,426	166	58	8,534
Mortgage-backed securities	228			228
Total held to maturity	8,654	166	58	8,762
Total investment securities	$236,259	$ 4,570	$ 399	$240,430
Available for sale at December 31, 2000				
U.S. Treasury	$ 2,997			$ 2,997
Federal agencies	55,403	$ 268	$ 155	55,516
State and municipal	81,370	1,045	103	82,312
Mortgage-backed securities	127,907	139	922	127,124
Other asset-backed securities	19,924	10	148	19,786
Corporate obligations	7,238	9	395	6,852
Marketable equity securities	1,277		134	1,143
Total available for sale	296,116	1,471	1,857	295,730
Held to maturity at December 31, 2000				
U.S. Treasury	250			250
State and municipal	11,645	131	36	11,740
Mortgage-backed securities	338			338
Total held to maturity	12,233	131	36	12,328
Total investment securities	$308,349	$ 1,602	$ 1,893	$308,058

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES continued

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE		HELD TO MATURITY	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Maturity distribution at December 31, 2001:				
Due in one year or less	$ 19,844	$ 19,931	$ 2,545	$ 2,571
Due after one through five years	57,109	58,870	3,217	3,331
Due after five through ten years	14,966	15,356	1,944	1,899
Due after ten years	17,287	17,359	720	733
	109,206	111,516	8,426	8,534
Mortgage-backed securities	100,811	102,520	228	228
Other asset-backed securities	10,116	10,283		
Marketable equity securities	7,472	7,349		
Totals	$227,605	$231,668	$ 8,654	$ 8,762

Securities with a carrying value of approximately $106,476,000 and $149,266,000 were pledged at December 31, 2001 and 2000 to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

In addition, all otherwise unpledged securities are pledged as collateral for Federal Home Loan Bank advances with qualified first mortgage loans.

Proceeds from sales of securities available for sale during 2001, 2000 and 1999 were $770,000, $14,654,000 and $19,627,000. Gross losses of $200,000 and $107,000 in 2001 and 2000, and gross gains of $257,000 in 1999 were realized on those sales.

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE

	2001	2000
Loans at December 31:		
Commercial and industrial loans	$ 301,962	$ 258,405
Agricultural production financing and other loans to farmers	29,645	24,547
Real estate loans:		
Construction	58,316	45,412
Commercial and farmland	230,233	167,317
Residential	544,028	466,660
Individuals' loans for household and other personal expenditures	179,364	201,629
Tax-exempt loans	7,277	6,093
Other loans	8,800	5,523
	1,359,625	1,175,586
Unearned interest on loans	(39)	
Allowance for loan losses	(15,141)	(12,454)
Total loans	$1,344,445	$1,163,132

	2001	2000	1999
Allowance for loan losses:			
Balance, January 1	$ 12,454	$ 10,128	$ 9,209
Allowance acquired in acquisition	2,085	1,413	
Provision for losses	3,576	2,625	2,241
Recoveries on loans	573	579	447
Loans charged off	(3,547)	(2,291)	(1,769)
Balance, December 31	$ 15,141	$ 12,454	$ 10,128

Information on impaired loans is summarized below:	2001	2000	1999
As of, and for the year ending December 31:			
Impaired loans with an allowance	$10,381	$ 7,862	$2,742
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	10,780	6,977	4,398
Total impaired loans	$21,161	$14,839	$7,140
Allowance for impaired loans (included in the Corporation's allowance for loan losses)	$ 3,251	$ 2,253	$1,061
Average balance of impaired loans	22,327	15,053	8,770
Interest income recognized on impaired loans	1,538	1,361	705
Cash basis interest included above	1,555	1,080	637

The Corporation has entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates or associates ("related parties"). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties is as follows:

Balances, January 1, 2001	$12,118
New loans, including renewals	493
Payments, etc., including renewals	(3,357)
Balances, December 31, 2001	$ 9,254

(table dollar amounts in thousands, except share data)

NOTE 6

PREMISES AND EQUIPMENT

	2001	2000
Cost at December 31:		
Land	$ 5,626	$ 4,020
Buildings and leasehold improvements	26,747	21,662
Equipment	26,127	24,284
Total cost	58,500	49,966
Accumulated depreciation and amortization	(30,816)	(26,098)
Net	$ 27,684	$ 23,868

The Corporation is committed under various noncancelable lease contracts for certain subsidiary office facilities. Total lease expense for 2001, 2000 and 1999 was $771,000, $515,000, and $336,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2001, expiring at various dates through the year 2013 are as follows for the years ending December 31:

2002	$ 630
2003	471
2004	308
2005	169
2006	145
After 2006	450
Total future minimum obligations	$2,173

NOTE 7

DEPOSITS

	2001	2000
Deposits at December 31:		
Demand deposits	$ 418,481	$ 354,911
Savings deposits	366,084	299,868
Certificates and other time deposits of $100,000 or more	192,400	199,410
Other certificates and time deposits	444,286	434,110
Total deposits	$1,421,251	$1,288,299

Certificates and other time deposits maturing in years ending December 31:	
2002	$448,074
2003	105,192
2004	58,332
2005	17,704
2006	7,010
After 2006	374
	$636,686

(table dollar amounts in thousands, except share data)

NOTE 8

BORROWINGS

	2001	2000
Borrowings at December 31:		
Securities sold under repurchase agreements	$ 45,632	$ 64,456
Federal funds purchased	10,500	975
U. S. Treasury demand notes	6,273	4,968
Federal Home Loan Bank advances	103,499	93,182
Other borrowed funds..............................	8,500	
Total borrowings	$174,404	$163,581

Securities sold under repurchase agreements consist of obligations of the Banks to other parties. The obligations are secured by U.S. Treasury, Federal agency obligations and corporate asset-backed securities. The maximum amount of outstanding agreements at any month-end during 2001 and 2000 totaled $68,546,000 and $80,489,000, and the average of such agreements totaled $59,365,000 and $69,953,000.

Maturities of Federal Home Loan Bank advances and securities sold under repurchase agreements as of December 31, 2001, are as follows:

	FEDERAL HOME LOAN BANK ADVANCES		SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	
	AMOUNT	WEIGHTED-AVERAGE INTEREST RATE	AMOUNT	WEIGHTED-AVERAGE INTEREST RATE
Maturities in years ending December 31:				
2002	$ 25,790	6.26%	$22,732	3.27%
2003	12,000	4.86	13,800	5.80
2004	16,000	4.96	9,100	5.68
2005	11,500	5.51		
2006	13,000	5.45		
After 2006	25,209	5.60		
Total	$103,499	5.55%	$45,632	4.51%

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans and all otherwise unpledged investment securities in an amount equal to at least 160 percent of these advances. Advances are subject to restrictions or penalties in the event of prepayment.

Other borrowed funds consists of an unsecured revolving credit note payable to the Northern Trust Company with interest payable monthly based upon the Federal Funds Rate plus .875%. Principal and remaining interest are due on or before July 9, 2002. The total principal amount outstanding at any one time may not exceed $10,000,000.

The Corporation has filed a registration statement with the Securities and Exchange Commission for the issuance of trust preferred securities by newly created business trusts. The aggregate initial offering price of the preferred securities offered by the trusts will not exceed $70,000,000. The trusts will offer the preferred securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings.

(table dollar amounts in thousands, except share data)

NOTE 8

BORROWINGS continued

The proceeds of the offering will be loaned to the Corporation by the trusts in exchange for subordinated debentures with terms that are similar to the preferred securities and will be recorded as debt in the Corporation's consolidated financial statements. The subordinated debentures will be the sole asset of the trusts. Issuance costs will be amortized over the life of the preferred securities. The Corporation will guarantee the preferred securities and distributions.

NOTE 9

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $37,909,000, $22,591,000 and $22,769,000 at December 31, 2001, 2000 and 1999.

NOTE 10

INCOME TAX

	2001	2000	1999
Income tax expense for the year ended December 31:			
Currently payable:			
Federal	$ 9,098	$ 9,236	$ 8,491
State	2,210	1,499	2,730
Deferred:			
Federal	406	(715)	(939)
State	210	(52)	(183)
Total income tax expense	$ 11,924	$ 9,968	$ 10,099
Reconciliation of federal statutory to actual tax expense:			
Federal statutory income tax at 34%	$ 11,539	$ 10,169	$ 9,924
Tax-exempt interest	(1,319)	(1,308)	(1,555)
Graduated tax rates	312	299	291
Effect of state income taxes	1,597	941	1,656
Other	(205)	(133)	(217)
Actual tax expense	$ 11,924	$ 9,968	$ 10,099

Tax expense (benefit) applicable to security gains and losses for the years ended December 31, 2001, 2000 and 1999, was ($80,000), $(43,000), and $103,000, respectively.

(table dollar amounts in thousands, except share data)

NOTE 10

INCOME TAX continued

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

	2001	2000
Deferred tax asset at December 31:		
Assets:		
Differences in accounting for loan losses	$5,103	$5,110
Deferred compensation	1,069	923
Net unrealized loss on securities available for sale		88
Other	268	217
Total assets	6,440	6,338
Liabilities:		
Differences in depreciation methods	838	754
Differences in accounting for loans and securities	2,137	173
Differences in accounting for loan fees	436	413
Differences in accounting for pensions and other employee benefits	315	177
State income tax	115	256
Net unrealized gain on securities available for sale	1,464	
Other	756	455
Total liabilities	6,061	2,228
Net deferred tax asset	$ 379	$4,110

NOTE 11

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31, were as follows:

	2001	2000
Commitments to extend credit	$199,656	$220,613
Standby letters of credit	9,806	6,558

(table dollar amounts in thousands, except share data)

NOTE 11

COMMITMENTS AND CONTINGENT LIABILITIES continued

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 12

STOCKHOLDERS' EQUITY

National and state banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National and state banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2001, the Banks' had no retained net profits available for 2002 dividends to the Corporation without prior regulatory approval.

Total stockholders' equity for all subsidiaries at December 31, 2001, was $180,048,000, of which $178,245,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis. At December 31, 2001, there were 388,176 shares of common stock reserved for purchase under the plan.

(table dollar amounts in thousands, except share data)

NOTE 12

STOCKHOLDERS' EQUITY continued

On August 14, 2001, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 24, 2001, to holders of record on September 3, 2001.

NOTE 13

REGULATORY CAPITAL

The Corporation and Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2001, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized the Corporation and Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. There have been no conditions or events since that notification that management believes have changed this categorization.

(table dollar amounts in thousands, except share data)

NOTE 13

REGULATORY CAPITAL continued

Actual and required capital amounts and ratios are listed below.

	2001				2000			
	ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)		ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
December 31								
Total Capital (1)(to risk-weighted assets)								
Consolidated	$159,315	11.75%	$108,514	8.00%	$147,609	12.72%	$ 92,814	8.00%
First Merchants	70,562	11.69	48,281	8.00	62,220	10.92	45,600	8.00
Madison	19,329	11.61	13,320	8.00	19,860	12.24	12,979	8.00
First United	8,245	13.17	5,009	8.00	7,982	11.49	5,560	8.00
Randolph County	7,009	11.97	4,684	8.00	6,665	10.46	5,096	8.00
Union County	17,897	13.50	10,606	8.00	17,867	13.21	10,821	8.00
First National	10,387	12.34	6,731	8.00	9,386	11.12	6,750	8.00
Decatur	11,871	14.41	6,588	8.00	10,678	12.37	6,904	8.00
Frances Slocum	13,634	10.25	10,638	8.00				
Tier I Capital (1)(to risk-weighted assets)								
Consolidated	$144,174	10.63%	$ 54,257	4.00%	$135,155	11.65%	$ 46,407	4.00%
First Merchants	64,817	10.74	24,140	4.00	57,403	10.07	22,800	4.00
Madison	17,852	10.72	6,660	4.00	18,094	11.15	6,489	4.00
First United	7,546	12.05	2,504	4.00	7,306	10.51	2,780	4.00
Randolph County	6,277	10.72	2,342	4.00	5,868	9.21	2,548	4.00
Union County	16,332	12.32	5,303	4.00	16,227	12.00	5,411	4.00
First National	9,389	11.16	3,366	4.00	8,331	9.87	3,375	4.00
Decatur	10,834	13.16	3,294	4.00	9,593	11.12	3,452	4.00
Frances Slocum	12,007	9.03	5,319	4.00				
Tier I Capital (1) (to average assets)								
Consolidated	$144,174	8.70%	$ 66,298	4.00%	$135,155	8.72%	$ 62,023	4.00%
First Merchants	64,817	8.17	31,737	4.00	57,403	7.47	30,742	4.00
Madison	17,852	8.24	8,667	4.00	18,094	8.80	8,228	4.00
First United	7,546	9.52	3,171	4.00	7,306	8.12	3,597	4.00
Randolph County	6,277	7.73	3,250	4.00	5,868	7.13	3,293	4.00
Union County	16,332	7.94	8,227	4.00	16,227	7.26	8,946	4.00
First National	9,389	7.93	4,736	4.00	8,331	7.30	4,562	4.00
Decatur	10,834	8.40	5,159	4.00	9,593	7.49	5,123	4.00
Frances Slocum	12,007	7.05	6,809	4.00				

(1) as defined by regulatory agencies

NOTE 14

EMPLOYEE BENEFIT PLANS

The Corporation's defined-benefit pension plans cover substantially all of the Corporation's employees. The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

(table dollar amounts in thousands, except share data)

NOTE 14

EMPLOYEE BENEFIT PLANS continued

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at December 31:

	December 31 2001	December 31 2000
Change in benefit obligation		
Benefit obligation at beginning of year	$ 16,953	$ 15,806
Service cost	926	714
Interest cost	1,269	1,181
Actuarial loss	1,969	180
Benefits paid	(1,024)	(928)
Benefit obligation at end of year	20,093	16,953
Change in plan assets		
Fair value of plan assets at beginning of year	23,967	22,325
Actual return (loss) on plan assets	(2,305)	2,570
Benefits paid	(1,024)	(928)
Fair value of plan assets at end of year	20,638	23,967
Funded status	545	7,014
Unrecognized net actuarial (gain) loss	363	(6,315)
Unrecognized prior service cost	(107)	(119)
Unrecognized transition asset	(69)	(206)
Prepaid benefit cost	$ 732	$ 374

	2001	2000	1999
Pension benefit includes the following components:			
Service cost-benefits earned during the year	$ 926	$ 714	$ 737
Interest cost on projected benefit obligation	1,269	1,181	1,081
Actual (return) loss on plan assets	2,305	(2,570)	(3,871)
Net amortization and deferral	(4,858)	160	1,915
Total pension benefit	$ (358)	$ (515)	$ (138)

	2001	2000	1999
Assumptions used in the accounting as of December 31 were:			
Discount rate	7.11%	7.70%	7.68%
Rate of increase in compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	9.00%	9.00%	9.00%

The 1994 Stock Option Plan reserved 496,125 shares of Corporation common stock for the granting of options to certain employees and non-employee directors. The exercise price of the shares may not be less than the fair market value of the shares upon the grant of the option. Options become 100 percent vested when granted and are fully exercisable generally six months after the date of the grant, for a period of ten years. There were no shares available for grant.

(table dollar amounts in thousands, except share data)

NOTE 14

EMPLOYEE BENEFIT PLANS continued

The 1999 Long-term Equity Incentive Plan reserved 1,260,000 shares of Corporation common stock for the granting of options to certain employees and non-employee directors. The maximum number of options granted in any given year cannot exceed 1.5% of the shares outstanding at the end of the prior fiscal year. Options, which have a ten year life, become 100 percent vested ranging from six month to two years and are fully exercisable when vested. There were 984,504 shares available for grant at December 31, 2001.

The table below is a summary of the status of the Corporation's stock option plans and changes in those plans as of and for the years ended December 31, 2001, 2000 and 1999. The number of shares and prices have been restated to give effect to the Corporation's 2001 stock dividend.

Year Ended December 31,	2001		2000		1999	
OPTIONS	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding, beginning of year	597,089	$ 18.89	596,695	$ 18.63	521,854	$ 16.78
Granted	127,829	21.72	135,398	20.29	143,220	21.15
Exercised	(24,237)	10.81	(50,297)	15.37	(67,040)	9.34
Cancelled	(3,701)	21.88	(84,707)	21.27	(1,339)	23.41
Outstanding, end of year	696,980	$ 19.75	597,089	$ 18.89	596,695	$ 18.63
Options exercisable at year end	471,392		469,646		465,156	
Weighted-average fair value of options granted during the year		$ 6.30		$ 5.22		$ 5.50

As of December 31, 2001, other information by exercise price range for options outstanding and exercisable is as follows:

	OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
$ 0.00 - $19.92	265,534	$15.43	3.8 years	263,270	$15.56
20.09 - 21.75	319,664	21.15	8.7 years	96,351	21.44
22.56 - 28.99	111,782	25.99	6.9 years	111,771	25.99
	696,980	$19.75	6.5 years	471,392	$19.23

The Corporation's stock option plans are accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. APB No. 25 requires compensation expense for stock options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant. Accordingly, the Corporation recognized compensation expense of $23,000 in 2001, $23,000 in 2000 and $35,000 in 1999.

Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for its employee stock options under that Statement.

(table dollar amounts in thousands, except share data)

NOTE 14

EMPLOYEE BENEFIT PLANS continued

The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rates........	5.32%	6.01%	5.72%
Dividend yields................	3.59%	3.38%	3.23%
Volatility factors of expected market price common stock...	30.95%	22.86%	21.98%
Weighted-average expected life of the options	8.50 years	8.50 years	8.50 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are shown as follows:

	2001	2000	1999
Net Income			
As reported....................	$22,209	$19,940	$19,088
Pro Forma......................	21,630	19,481	18,661
Earnings per share			
Basic:			
As reported....................	$1.79	$1.67	$1.51
Pro forma......................	1.74	1.63	1.47
Diluted:			
As reported....................	$1.78	$1.66	$1.50
Pro forma......................	1.73	1.62	1.46

The 1999 Employee Stock Purchase Plan enables eligible employees to purchase the Corporation's common stock. A total of 262,500 shares of the Corporation's common stock were initially reserved for issuance pursuant to the plan. The price of the stock to be paid by the employees is determined by the Corporation's compensation committee, but may not be less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases are made annually and are paid through advance payroll deductions of up to 20 percent of eligible compensation. Participants under the plan purchased 28,466 in 2001 at $17.69 per share. The fair value on the purchase date was $19.41.

(table dollar amounts in thousands, except share data)

NOTE 14

EMPLOYEE BENEFIT PLANS continued

At December 31, 2001, there were 221,534 shares of Corporation common stock reserved for purchase under the plan, and $336,000 has been withheld from compensation, plus interest, toward the purchase of shares after June 30, 2002, the end of the annual offering period.

The Corporation's Employee Stock Purchase Plan is accounted for in accordance with APB No. 25. Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for the purchased shares under that statement. The pro forma disclosures are included in the table on the previous page and were estimated using an option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: dividend yield of 3.59, 3.38, and 3.23 percent; an expected life of one year for all years; expected volatility of 30.95, 22.86, and 21.98 percent; and risk-free interest rates of 5.32, 6.01 and 5.72 percent. The fair value of those purchase rights granted in 2001, 2000 and 1999 was $5.63, $4.01 and $4.50 respectively.

The Corporation has a retirement savings 401(k) plans in which substantially all employees may participate. The Corporation matches employees' contributions at the rate of 25 to 50 percent for the first 5 to 6 percent of base salary contributed by participants. The Corporations' expense for the plans was $190,000 for 2001, $182,000 for 2000 and $191,000 for 1999.

NOTE 15

NET INCOME PER SHARE

Year Ended December 31,	2001			2000			1999		
	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT
Basic net income per share:									
Net income available to common stockholders	$22,209	12,399,985	$1.79	$19,940	11,909,457	$1.67	$19,088	12,608,560	$1.51
Effect of dilutive stock options .		89,344			82,819			114,194	
Diluted net income per share:									
Net income available to common stockholders and assumed conversions	$22,209	12,489,329	$1.78	$19,940	11,992,276	$1.66	$19,088	12,722,754	$1.50

Options to purchase 112,024, 217,817 and 118,941 shares of common stock with weighted average exercise prices of $26.00, $23.75 and $25.87 at December 31, 2001, 2000 and 1999 were excluded from the computation of diluted net income per share because the options exercise price was greater than the average market price of the common stock.

NOTE 16

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING TIME DEPOSITS The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES Fair values are based on quoted market prices.

MORTGAGE LOANS HELD FOR SALE The fair value of mortgages held for sale approximates carrying values.

LOANS For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

INTEREST RECEIVABLE/PAYABLE The fair values of interest receivable/payable approximate carrying values.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK The fair value of FRB and FHLB stock is based on the price at which it may be resold to the FRB and FHLB.

CASH SURRENDER VALUE OF LIFE INSURANCE The fair value of cash surrender value of life insurance approximates carrying value.

DEPOSITS The fair values of noninterest-bearing demand accounts, interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

(table dollar amounts in thousands, except share data)

NOTE 16

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

FEDERAL FUNDS PURCHASED, U.S. TREASURY DEMAND NOTES AND OTHER BORROWED FUNDS

These financial instruments are short-term borrowing arrangements. The rates at December 31, approximate market rates, thus the fair value approximates carrying value.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND FEDERAL HOME LOAN BANK ADVANCES

The fair value of the these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt.

OFF-BALANCE SHEET COMMITMENTS

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets at December 31:				
Cash and cash equivalents	$ 103,028	$ 103,028	$ 67,463	$ 67,463
Interest-bearing time deposits	3,871	3,871	883	883
Investment securities available for sale	231,668	231,668	295,730	295,730
Investment securities held to maturity	8,654	8,762	12,233	12,328
Mortgage loans held for sale	307	307		
Loans	1,344,445	1,386,515	1,163,132	1,157,723
FRB and FHLB stock	8,350	8,350	7,185	7,185
Interest receivable	12,024	12,024	13,135	13,135
Cash surrender of life insurance	6,470	6,470	6,312	6,312
Liabilities at December 31:				
Deposits	1,421,251	1,448,336	1,288,299	1,286,762
Borrowings:				
Securities sold under repurchase agreements	45,632	45,939	64,456	64,558
Federal funds purchased	10,500	10,500	975	975
U.S. Treasury demand notes	6,273	6,273	4,968	4,968
FHLB advances	103,499	105,955	93,182	92,387
Other borrowed funds	8,500	8,500		
Interest payable	5,488	5,488	6,335	6,335

(table dollar amounts in thousands, except share data)

NOTE 17

CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation:

CONDENSED BALANCE SHEET

	December 31, 2001	2000
Assets		
Cash	$ 3,041	$ 13,184
Investment securities available for sale	3,500	
Investment in subsidiaries	180,423	143,903
Goodwill	448	485
Other assets	1,396	378
Total assets	$188,808	$157,950
Liabilities		
Borrowings	$ 8,500	
Other liabilities	1,180	$ 1,887
Total liabilities	9,680	1,887
Stockholders' equity	179,128	156,063
Total liabilities and stockholders' equity	$188,808	$157,950

CONDENSED STATEMENT OF INCOME

	December 31, 2001	2000	1999
Income			
Dividends from subsidiaries	$ 20,245	$ 71,705	$ 9,894
Gain on sale of available-for-sale securities			98
Administrative services fees	4,133		
Other income	269	174	112
Total income	24,647	71,879	10,104
Expenses			
Amortization of core deposit intangibles, goodwill, and fair value adjustments	66	50	43
Business combination expenses			804
Interest expense	88	788	
Salaries and employee benefits	4,767	185	388
Net occupancy expenses	1,002	11	12
Equipment expenses	898	18	9
Telephone expenses	547		
Other expenses	1,003	581	425
Total expenses	8,371	1,633	1,681
Income before income tax benefit and equity in undistributed income of subsidiaries	16,276	70,246	8,423
Income tax benefit	(1,567)	(496)	(321)
Income before equity in undistributed income of subsidiaries	17,843	70,742	8,744
Equity in undistributed (distributions in excess of) income of subsidiaries	4,366	(50,802)	10,344
Net Income	$ 22,209	$ 19,940	$ 19,088

(table dollar amounts in thousands, except share data)

NOTE 17

CONDENSED FINANCIAL INFORMATION (parent company only)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
Operating activities:			
Net income	$ 22,209	$ 19,940	$ 19,088
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	66	50	43
Distributions in excess of (equity in undistributed) income of subsidiaries	(4,366)	50,802	(10,344)
Security gains			(98)
Net change in:			
Other assets	(1,274)	(36)	(53)
Other liabilities	(842)	1,270	349
Net cash provided by operating activities	15,793	72,026	8,985
Investing activities:			
Net change in loans		2,350	(850)
Purchase of securities available for sale	(3,500)		
Proceeds from sales of securities available for sale			383
Investment in subsidiary	(14,296)	(14,159)	
Other investing activities			55
Net cash used by investing activities	(17,796)	(11,809)	(412)
Financing activities:			
Cash dividends	(11,127)	(10,331)	(9,759)
Borrowing from affiliates		13,000	32,000
Repayment of borrowings from affiliates		(45,000)	
Borrowings	8,500		
Stock issued under employee benefit plans	504	481	457
Stock issued under dividend reinvestment and stock purchase plan	803	811	722
Stock options exercised	225	510	271
Stock redeemed	(7,023)	(6,712)	(32,136)
Cash paid in lieu of issuing fractional shares	(22)	(4)	
Net cash used by financing activities	(8,140)	(47,245)	(8,445)
Net change in cash	(10,143)	12,972	128
Cash, beginning of year	13,184	212	84
Cash, end of year	$ 3,041	$ 13,184	$ 212

NOTE 18

NEW ACCOUNTING PRONOUNCEMENT

The FASB recently adopted SFAS 142, "Goodwill and Other Intangible Assets". This Statement establishes new financial accounting and reporting standards for acquired goodwill and other intangible assets. The Statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Corporation expects to apply SFAS 142 in the first quarter of its fiscal year ending December 31, 2002. Upon adoption of SFAS 142, the Corporation will no longer amortize the goodwill it currently has recorded in the consolidated financial statements. Goodwill will be reviewed for impairment in accordance with SFAS 142. Amortization of goodwill for the period ended December 31, 2001, totaled $1,003,000.

(table dollar amounts in thousands, except share data)

NOTE 19

QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following table sets forth certain quarterly results for the years ended December 31, 2001 and 2000:

QUARTER ENDED	INTEREST INCOME	INTEREST EXPENSE	NET INTEREST INCOME	PROVISION FOR LOAN LOSSES	NET INCOME	AVERAGE SHARES OUTSTANDING BASIC	AVERAGE SHARES OUTSTANDING DILUTED	NET INCOME PER SHARE BASIC	NET INCOME PER SHARE DILUTED
2001:									
March	$ 30,088	$ 15,399	$ 14,689	$ 653	$ 5,106	12,178,006	12,262,050	$ .42	$ .42
June	29,267	13,997	15,270	695	5,574	12,024,871	12,105,173	.46	.46
September	31,558	14,296	17,262	1,023	6,020	12,711,385	12,804,017	.48	.47
December	29,522	12,382	17,140	1,205	5,509	12,676,774	12,782,452	.43	.43
	$ 120,435	$ 56,074	$ 64,361	$ 3,576	$ 22,209	12,399,985	12,489,329	$1.79	$1.78
2000:									
March	$ 26,574	$ 13,301	$ 13,273	$ 479	$ 4,820	11,449,253	11,557,764	$ .41	$ .41
June	28,097	14,307	13,790	665	5,003	11,645,787	11,716,711	.43	.43
September	30,616	16,202	14,414	603	5,275	12,273,134	12,349,071	.43	.43
December	31,241	16,736	14,505	878	4,842	12,264,391	12,350,840	.40	.39
	$ 116,528	$ 60,546	$ 55,982	$ 2,625	$ 19,940	11,909,457	11,992,276	$1.67	$1.66

STOCKHOLDER INFORMATION

First Merchants Corporation, a financial holding company based in Muncie, Indiana, was organized in September of 1982 as the bank holding company for Merchants National Bank of Muncie, now First Merchants Bank, N.A. Since its organization, First Merchants Corporation has grown to include eight affiliate banks, multi-line insurance agency and an offshore reinsurance company with over 48 locations in 13 Indiana counties and one Ohio county.

Affiliates include First Merchants Bank, First Merchants Insurance Services, Madison Community Bank in Madison County, First United Bank in Henry County, the Randolph County Bank, First National Bank of Portland, Union County National Bank, Decatur Bank & Trust Company and Frances Slocum Bank & Trust Company in Miami County. The Company also operates a "non-chartered" branch affiliate, First Merchants Bank-Hamilton County with six locations.

The Corporation's Trust Division, which operates through First Merchants Bank, is one of the ten largest trust departments in Indiana with fiduciary assets in excess of $1.37 billion dollars at market value through year-end 2001.

First Merchants Corporation completed its 26th consecutive year of increased earnings at the end of 2001. In addition, the Corporation continues to receive an A+ rating from Standard & Poor's for its common stock (NASDAQ symbol FRME).

First Merchants' operating philosophy is to be customer focused, value driven, plan disciplined and managed for achievers from both an employee and shareholder perspective.

Corporate Office
200 East Jackson Street
Muncie, Indiana 47305

765-747-1500
http://www.firstmerchants.com

ANNUAL MEETING

First Merchants Corporation currently provides services through offices located in Adams, Delaware, Fayette, Hamilton, Henry, Howard, Jay, Madison, Miami, Wabash, Wayne, Randolph and Union counties in Indiana and Butler county in Ohio.

The Annual Meeting of Stockholders
of First Merchants Corporation
will be held...

Thursday, April 11, 2002 at 3:30 p.m.

Horizon Convention Center
401 South High Street
Muncie, Indiana

STOCK INFORMATION

PRICE PER SHARE

QUARTER	HIGH		LOW		DIVIDENDS DECLARED	
	2001	2000	2001	2000	2001	2000
First Quarter	$ 24.05	$ 25.36	$ 19.94	$ 18.93	$ .230	$ .209
Second Quarter	22.79	21.79	20.71	17.62	.230	.209
Third Quarter	24.75	21.90	20.96	18.33	.230	.219
Fourth Quarter	24.97	22.74	22.65	20.71	.230	.219

The table above lists per share prices and dividend payments during 2001 and 2000. Prices are as reported by the National Association of Securities Dealers. Automated Quotation - National Market System.

Numbers rounded to nearest cent when applicable.

Common stock listing

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on December 31, 2001, the number of shares outstanding was 12,670,307. There were 2,483 stockholders of record on that date.

General stockholder inquiries

Stockholders and interested investors may obtain information about the Corporation upon written request or by calling:

Mr. Brian Edwards
Shareholder Relations Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765-741-7278
1-800-262-4261 Ext. 7278
Stock transfer agent and registrar
First Merchants Bank, N.A.
Corporate Trust Department
P. O. Box 792
Muncie, Indiana 47308-0792

STOCK PRICE & DIVIDEND INFORMATION

MARKET MAKERS

The following firms make a market in First Merchants Corporation stock:

Midwest Research First Tennessee
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Herzog, Heine, Geduld, Inc.
Howe Barnes Investments, Inc.
Sandler O'Neill & Partners
NatCity Investments, Inc.
Sherwood Securities Corp.
Spear, Leeds, & Kellog
Dain Rauscher, Inc.
Stifel, Nicolaus & Company, Inc.

FORM 10-K AND FINANCIAL INFORMATION

First Merchants Corporation, upon request and without charge, will furnish stockholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission.

The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission, including the Corporation; that address is http://www.sec.gov

Please contact:
Mr. James Thrash
Senior Vice President
and Chief Financial Officer

First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792

765-747-1390
1-800-262-4261 Ext. 1390

First Merchants Corporation

www.firstmerchants.com











A tradition of successful partnerships

2 0 0 1 ANNUAL REPORT







First Merchants Corporation

A tradition of successful partnerships

First Merchants Corporation

Our Mission

IT IS THE MISSION OF FIRST MERCHANTS CORPORATION TO BE THE FINANCIAL SERVICES PROVIDER OF CHOICE BY CONSISTENTLY:

- PRODUCING CLIENT SATISFACTION THROUGH DELIVERING QUALITY PRODUCTS AND SUPERIOR QUALITY SERVICE;
- PROVIDING EMPLOYEES WITH GROWTH OPPORTUNITIES FOR PERSONAL ACHIEVEMENT, CAREER SATISFACTION AND TEAMWORK;
- ACHIEVING A SUPERIOR RETURN ON OUR STOCKHOLDERS' INVESTMENT.

WE WILL TAKE THE EXTRA STEP TO RECOGNIZE CLIENT NEEDS, TO EXERCISE INITIATIVE IN DEVELOPING SALES AND SERVICE OPPORTUNITIES, AND TO SERVE CLIENTS IN A PERSONAL, RELIABLE AND PROFESSIONAL MANNER.

Our Operating Philosophy

TO ACHIEVE OUR MISSION, WE SEEK TO IMPLEMENT FIVE OBJECTIVES WHICH DEFINE THE WAY WE CONDUCT OUR BUSINESS.

WE STRIVE TO BE . . .

- *Client Focused*
  PLACING OUR CLIENTS' NEEDS AND SUPERIOR CLIENT SERVICE AS OUR HIGHEST PRIORITY;
- *Value Driven*
  PROVIDING PRODUCTS AND SERVICES OF HIGH VALUE AT COMPETITIVELY FAIR PRICES;
- *Plan Disciplined*
  ACHIEVING MARKET INITIATIVE AND SUPERIOR FINANCIAL RESULTS THROUGH PLANNING;
- *Committed to Recruiting and Retaining Achievers*
  CREATING AN ENVIRONMENT OF PERSONAL GROWTH, TRUST AND TEAM WORK WHICH ENCOURAGES AND ALLOWS ALL OF OUR EMPLOYEES TO REACH THEIR HIGHEST LEVEL OF ACHIEVEMENT;
- *Decisive Leaders*
  DOING THE RIGHT THINGS IN ALL THAT WE DO, COMMUNICATING OUR POSITION AND ACTING ON IT.

(table dollar amounts in thousands, except per share data)

	2001	2000
At Year End		
Total Assets	$1,787,035	$1,621,063
Stockholders' Equity	179,128	156,063
Total Loans	1,359,893	1,175,586
Securities	240,322	307,963
Total Deposits	1,421,251	1,288,299
Trust Accounts at Market Value *(not included in banking assets)*	1,374,026	1,395,000
For the Year		
Interest Income	$ 120,435	$ 116,528
Interest Expense	56,074	60,546
Net Interest Income	64,361	55,982
Total Other Income	18,543	16,634
Total Other Expenses	45,195	40,083
Net Income	22,209	19,940
Per Share [(1)]		
Basic Net Income	$ 1.79	$ 1.67
Diluted Net Income	1.78	1.66
Cash Earnings [(2)]	1.86	1.73
Cash Dividends	.92	.86
Book Value	14.14	12.80
Market Value (Dec. 31 Bid Price)	24.01	21.55
Averages During the Year		
Total Assets	$1,689,694	$1,532,691
Total Loans	1,270,555	1,104,013
Securities	292,901	325,762
Total Deposits	1,331,631	1,209,015

(1) Restated for a five percent (5%) stock dividend distributed September 2001.
(2) Diluted Net Income plus amortization of purchase accounting adjustments and goodwill.

Diluted Net Income Per Share[(1)]
(in dollars)


1.31
1.41
1.50
1.66
1.78
97
98
99
00
01

Return on Average Equity
(percent)


12.12
12.09
12.75
14.10
13.36
97
98
99
00
01

Average Assets
(in millions of dollars)


1,151.1
1,254.2
1,397.2
1,532.7
1,689.7
97
98
99
00
01



To consistently achieve profit improvements over the past 26 years, we have focused on...

- deepening and enhancing our relationships with clients
- growing our financial holding company by bringing new community banks and other related businesses into the First Merchants family, and
- setting high expectations for our staff at all levels.

It is always a privilege and a pleasure when we can report to shareholders the results of another fine year of operations. For the 26th consecutive year, the earnings of First Merchants Corporation have increased. It is a year appropriately characterized by the theme of this annual report, *A Tradition of Successful Partnerships.* To consistently achieve profit improvements over the past 26 years, we have focused on deepening and enhancing our relationships with clients, growing our financial holding company by bringing new community banks and other related businesses into the First Merchants family, and setting high expectations for our staff at all levels.

Corporate earnings continue to compare favorably

In 2001, our corporate operating earnings grew to $22,209,000. As we anticipated in last year's report, the Financial Accounting Standards Board did, in fact, revise the way in which corporations will report earnings in the future. Beginning in 2002, the amortization of purchased goodwill (resulting from acquisitions) will no longer be deducted from GAAP earnings. We believe this is a more accurate way of measuring corporate performance and began reporting both methods to you last year, in anticipation of the transition. Adopting this method results in operating or cash earnings per share of $1.86, compared to $1.73 the prior year, a 7.5% improvement.

Recognizing that the accounting profession is transitioning to this new standard, our GAAP earnings per share were $1.78 versus the previously reported $1.66 in 2000. These earnings were achieved from an average asset base of $1,690,000,000, a $157,000,000 increase year over year, and representing a 1.31% return, which compares very favorably to our industry peer group.

Common stock garners Standard & Poor's highest rating...again

First Merchants Corporation's common stock continued to enjoy an A+ rating by Standard & Poor's, its highest rating. Without question, our A+ rating is due, in large part, to our operating philosophy that emphasizes balanced attention to efficiency, growth, and asset quality.

Robust loan growth

Net interest margin stabilized and improved slightly throughout the year, despite 11 interest rate reductions by the Federal Reserve Board. Uncertainties in our national economy continued, but economic activity in our markets remained relatively stable. Loan growth, particularly in commercial and mortgage lending, was robust. Commercial loans grew by 32% to $693,194,000, aided by a strong lending team that commits itself to supporting regional economic endeavors. Mortgage lending to single-family homeowners was at one of the highest levels in recent years. Mortgage loan originations grew by nearly 50%, and revenues from mortgage banking activities grew by 97.9% to $1,235,000. This growth was clearly spurred by unprecedented low interest rates, but also by healthy demand for new residential housing.

FMB Trust & Investment Management Division launched full-service brokerage office

Another consistent contributor to earnings was First Merchants Bank's Trust and Investment Management Division. Even in light of two consecutive years of declines in securities prices, total revenue grew by 9.2% to $5,479,000 and provided First Merchants Corporation with its largest source of non-interest income. In September, the Division launched a full-service brokerage office, the First Merchants Investment Center, in partnership with PrimeVest® Financial Services, Inc., an independent, registered broker/dealer. Building on the book of business that had been developed through our efforts with PrimeVest's discount brokerage service over several years, we recognized the need to offer broader investment options and advice. We look for ambitious business growth through the Investment Center as its visibility and client familiarity increase.

In partnering with PrimeVest® Financial Services, Inc., the ability to offer broader investment options and advice was realized. Ambitious business growth through the First Merchants Investment Center is expected as visibility and client familiarity increase.

Committed to growth & development of community banking through multi-charter architecture

Banking, and particularly community banking, is being practiced in many fashions today. Your Corporation has committed itself to growth and development through a multi-chartered architecture – meaning each of its wholly owned affiliate banks retains its individual enabling charter – whether Federal or State. The financial markets have endured a 2+ year period where the *safety* of an investment is every bit as important as the *prospects* of the investment. We believe our structure speaks volumes about the former, i.e. *safety and soundness.* By retaining their individual charters, each of our banks must undergo routine regulatory examinations of their asset quality, internal operating controls, liquidity, and management soundness. These examinations, while often time-consuming and exhaustive, are welcomed by your management team. They, along with our external audit and loan review engagements, provide assurance to you – our investors – that your Corporation is operated at the highest levels of safety and soundness. We pledge to continue providing you with these assurances, which are in addition to our internal oversight activities.

The operation of your Corporation at the highest levels of safety and soundness is assured by our commitment to a multi-chartered structure which requires:

- Routine regulatory examinations of each of our wholly owned affiliate banks;
- External audits;
- Loan review engagements.

Further growth through affiliation

Perhaps our adherence to these principles led to even further growth through affiliation in 2001:

- *Frances Slocum Bank*

  In February, we welcomed **Frances Slocum Bank,** headquartered in Wabash, Indiana, to First Merchants Corporation. Led by Jerry M. Ault, this exemplary community bank serves four attractive markets in north central Indiana – Wabash, North Manchester, Peru, and Kokomo – and has virtually no overlap with the other First Merchants Corporation service areas. Supporting Frances Slocum's role as a pre-eminent community bank was its selection as *"People's Choice for Banking"* in Miami County in April, 2000. It is worthy of noting, too, that Jerry Ault is currently serving as Chairman of the Indiana Bankers Association and as a member of the American Banking Association's Government Relations Committee. His is a key voice at the Indiana Statehouse and in Washington D.C. regarding laws impacting the banking industry.

In the second quarter of 2002, Lafayette Bank & Trust Company will merge with First Merchants. We are confident that it will become a strong, strategic contributor to our Corporate family.

With ITI's ability to generate both residential and commercial mortgages, it promises to function as a strategic adjunct to our lending activities.

Sharing goals, acting on promising ideas, and working together allows us to achieve more than any of us could alone.

- *Lafayette Bancorporation & Lafayette Bank & Trust Company*
  In August, we were especially pleased to announce that a definitive agreement had been reached to merge **Lafayette Bancorporation** – and its single affiliate, **Lafayette Bank & Trust Company** – with First Merchants. A $770,000,000 community bank headquartered in Tippecanoe County, this high-performing bank has operations in four counties of north central Indiana. As the largest community bank in this robust market area, it will become a strong, strategic contributor to our family. All regulatory filings are proceeding as scheduled, and completion is expected in the second quarter of 2002.

- *Indiana Title Insurance Company, LLC*
  In November, First Merchants structured a joint venture to enter the title services business by acquiring the stock of Delaware County Abstract Company and Beebe & Smith Title Company, the two largest title companies in Delaware County. First Merchants is partnering with Mutual First Financial, Inc. and Ameriana Bancorp to become members of the **Indiana Title Insurance Company, LLC,** that will operate our title insurance business. With all three financial companies generating residential and commercial mortgages, the new title insurance business will be a strategic adjunct to our lending activities.

These opportunities have been embraced with enthusiasm and will serve to enhance the value of our investment over time. No doubt, other attractive opportunities will present themselves in the future as the value of partnering with First Merchants is appreciated in the financial services arena. Your Board of Directors and Management will continue to evaluate each growth step with the test of shareholder value utmost in mind.

2001 has been an eventful year, not only for your Corporation, but the world as a whole. We have endured shock and disbelief and mourned great losses. The tragic events of September 11th have strengthened our resolve to be good Americans, to fight for our freedoms, and to be vigilant stewards of the bountiful resources we are given.

In conclusion, we want to acknowledge and again reinforce the value of developing long-term relationships – not only with our clients, but also with our employees, our shareholders, and our communities. Building *A Tradition of Successful Partnerships* is always foremost in our thoughts. Sharing goals, acting on promising ideas, and working together allows us to achieve more than any of us could alone. With great appreciation, we thank you for placing your trust and confidence in us.

Michael L. Cox
President and Chief Executive Officer

A tradition of successful partnerships

2001 ANNUAL REPORT



First Merchants Corporation

A tradition of successful partnerships

RECOGNIZING THE VALUE OF SYNERGY

Some things just seem to naturally go together. And more often than not, they're better together than they are alone: ice cream and hot fudge...a pencil and an eraser...a hot dog and a bun...the keys on a piano. The principle of *synergy*, where the combination is better than the sum of the individual parts, is readily apparent in these examples.

First Merchants Corporation recognizes the value of synergy, as well. Our success is defined – in great part – by the long-term relationships we develop with our clients, our employees, and our shareholders. In all of our communities, we thrive by building A Tradition of Successful Partnerships.

First Merchants Corporation recognizes the value of synergy, as well. Our success is defined – in great part – by the long-term relationships we develop with our clients, our employees, and our shareholders. In all of our communities, we thrive by building *A Tradition of Successful Partnerships.* We want to share some of these success stories with you here.

Among the strategic operating and growth principles to which we commit our resources, and which speak to the theme of *A Tradition of Successful Partnerships*, these principles were particularly dominant during 2001:

- Being a community partner participating actively in meeting the needs of the communities we serve
- Differentiating ourselves on the basis of superior *Extra Step* service and maintenance of strong personal relationships with clients
- Growing and managing loan portfolios in a manner which maintains high asset-quality standards
- Operating affiliate banks in a manner which preserves local identity and fosters local decision-making by affiliate Boards and management, but utilizes common data processing, uniform employee benefits, general identity of product lines and marketing programs, and common loan, ALCO, and compliance policies
- Utilizing our present client base to build growth in new revenues, deposits, and loans; expecting cross-selling efforts in all client contact relationships
- Emphasizing investment in technology and systems which enhance productivity and reduce costs per transaction; working with strong and technologically proficient vendor partners
- Expanding our activities in banking by acquiring community banks and enlarging our product line through establishing or acquiring non-banking businesses

B U I L D I N G   L O N G - T E R M   R E L A T I O N S H I P S

The First Merchants Corporation model of community banking seeks to consolidate many of the "back room" activities and put more bankers in position to focus on client service and new business development. This strategy has led to deeper relationships and many positive developments in the communities we serve.

Operations Excellence was a comprehensive 4-month project to improve service quality and productivity through the completion of 15 high-priority initiatives. Employee teams from all affiliates were involved to determine the scope of operational issues to be addressed, an analysis of best practices, and recommended solutions, policies, and procedures.

Other major events in our Operations and Technology Division included:

- Expanding server connection bandwidth across all banking affiliates, increasing the speed of transaction processing and information retrieval
- Sending check images with monthly statements, providing clients greater storage convenience while eliminating the expense of returning cancelled checks
- Establishing a Change Control group to more effectively evaluate and structure future projects requiring sizable operational resources
- Consolidating the proof operations of Randolph County Bank and Union County National Bank to First Merchants' operations and technology center
- Moving the Corporation's ATM and merchant card processing to our current debit card processing vendor to provide superior feature functionality and cost savings
- Establishing the first of two call centers to field client inquiries from all First Merchants Corporation affiliates

In a year marked by such growth and change, the employees of First Merchants Corporation continued to act upon the most basic, timeless fundamentals to make a difference in the neighborhoods we call *home.* We treated our clients and our fellow employees with respect and care...seeking to exceed their expectations at every opportunity. By doing so, and by embracing a commitment to excellence, we help ensure continued success in a future sure to bring more challenges and more change. We are able to perpetuate *A Tradition of Successful Partnerships.*

The First Merchants Corporation model of community banking seeks to consolidate many of the "back room" activities and put more bankers in position to focus on client service and new business development. This strategy has led to deeper relationships and many positive developments in the communities we serve.

I'd rather be biking – or is that banking?

COMMITTED TO THE SPIRIT OF COMMUNITY BANKING



Jerry spends a lot of time in the communities that Frances Slocum serves. He knows all the elected folks in those communities on a personal level, and they will frequently call him and ask his opinion on things.

— JIM COUSINS
President & CEO
Indiana Bankers Association


SLOCUM BANK

I'd also have to say that one of the best things that's happened to me – and to Frances Slocum Bank – is to join First Merchants. We gain success because we treat people differently than the bigger banks. The model that First Merchants has implemented – in establishing a network of community banks throughout the state to serve the people – will ensure that Indiana-based community banks survive.

— JERRY AULT
President & CEO
Frances Slocum Bank

Jerry Ault, in his role as Chairman of the Indiana Bankers Association, presents a check to Bill Hartley, American Bankers Association BankPac Chairman.



Spend a little time with Jerry Ault and you'll soon discover that he lives each day involved in activities for which he has joy and passion. As President and CEO of Frances Slocum Bank, First Merchants Corporation's newest affiliate bank, Jerry says his biggest reward is "seeing customers succeed. You make loans to people, and you see them grow and succeed. It's a reaffirmation of the decision you made to help someone.

"I'd also have to say that one of the best things that's happened to me – and to Frances Slocum Bank – is to join First Merchants. As bigger, out-of-state banks have come into our markets, to compete with all the different products they bring in is very tough. We gain success because we treat people differently than the bigger banks. The model that First Merchants has implemented – in establishing a network of community banks throughout the state to serve the people – will ensure that Indiana-based community banks survive. One of my goals is to help that model grow."


HOOSIER
Banker
Issue

And even though his preference of community banks is evident, Jerry truly works to help all banks succeed. He currently serves as Chairman of the Indiana Bankers Association and as a member of the American Bankers Association's Government Relations Committee, "What I enjoy most is the opportunity to interact with other bankers, but also to attempt to improve the laws and regulations that we operate under – we lobby for laws that are favorable to banking and against unfavorable legislation. There is a lot of unfavorable legislation that hampers banking from competing on a level playing field. This little bank here paid a million dollars in tax last year. That helps buy some airplanes, some tanks, and pays some soldiers' salaries. Credit unions pay zero in federal tax. If all companies were like credit unions, we wouldn't be able to have an Army, we wouldn't be able to buy tanks, we wouldn't be able to buy airplanes, and we wouldn't be able to protect the United States."

Jim Cousins, President and CEO of the Indiana Bankers Association, had this to say about Jerry's leadership: "Among all the bankers I've ever worked with in any capacity, Jerry has probably the keenest political instincts. He really has a natural sense of the political dynamics and how issues evolve. And he doesn't approach issues just from the standpoint of Frances Slocum Bank. He looks at the banking industry as a whole, how it's integral to an economy and a society, and how that needs to be enhanced. He takes a very broad view of the issues we're dealing with and how they're going to impact the business in general. He's just as concerned about something that's going to affect the customers of the bank as he is if it was a direct impact on the bank.

"Jerry spends a lot of time in the communities that Frances Slocum serves. He knows all the elected folks in those communities on a personal level, and they will frequently call him and ask his opinion on things. He's also in Indianapolis at the Statehouse for a variety of community-based reasons, not just banking. But he goes along with our staff to visit the public officials there to explain, in a very detailed way, what the impact of an issue is on a community bank, and Jerry is very comfortable in that role."

And speaking of comfort, Jerry is perhaps most comfortable on top of one of his Harley Davidson motorcycles. "One of the challenges when you ride a Harley is to see how 'bad' you can look. Of course, riding in groups and interacting with the people is another fun thing. Our local Harley Owners' Group has an annual charity event, and this year we also had 450 bikes in our Waldo Brandt Memorial Caravan. My wife Christina and I participated in Harley's national 95th Anniversary Ride, and we'll be going on the 100th Anniversary Ride in 2003. And did I mention that we finance a lot of Harleys, too?"

A model of health care excellence

INVESTING IN THE COMMUNITY



It's been a joy working with Brian. We have a nice give and take relationship. He's been very open to change and innovation here. He's created an atmosphere where I feel very comfortable and my staff feels supported in developing innovative programs.

JIM FULL
Administrator
St. Vincent Randolph Hospital



Brian Edwards, Executive Vice President, Randolph County Bank, with St. Vincent's Jim Full

When we bring in visitors from a prospective industry and they see that we have a new, state-of-the-art hospital, they know that someone else has made that investment in the community.

— JIM MEINERDING
President & CEO
Randolph County Bank



November, 2001 marked the opening of St. Vincent Randolph Hospital in Winchester. It has made a big impact on this small east central Indiana town. Jim Meinerding, President and CEO of Randolph County Bank, knows how important its arrival is from an economic development perspective. "When we bring in visitors from a prospective industry and they see that we have a new, state-of-the-art hospital, they know that someone else has made that investment in the community. Medical care is very important to a family thinking about moving here.



"What St. Vincent Randolph Hospital has done for Winchester and Randolph County is just tremendous. It brings quality health care here, it's creating new professional jobs – and we also think it means our older residents will stay in the community because they will have access to quality medical care close to where they live."

Brian Edwards, Executive Vice President & Cashier of Randolph County Bank and Shareholder Relations Officer for First Merchants Corporation, has served on the Board of Directors of the hospital for 15 years and has been Chairman of the Board for the past 7 years. "Our old building was deteriorating and we were losing money. Fortunately, the Board brought in a professional management service about 10 years ago, and we started making a turn-around. And now, by partnering with St. Vincent's and opening our new hospital, our market share is increasing. I couldn't be happier."

Day-to-day leadership of St. Vincent Randolph Hospital is in the capable hands of Jim Full, Administrator. Duly proud of his new medical facility, Jim was also full of praise for Brian Edwards and Randolph County Bank. "It's been a joy working with Brian. We have a nice give-and-take relationship. He's been very open to change and innovation here. He's created an atmosphere where I feel very comfortable and my staff feels supported in developing innovative programs. St. Vincent Randolph has been nationally recognized as a 'model hospital' for our experiences in developing innovative programs and community collaborations. That's what makes us unique – we're out here developing partnerships with communities and the different organizations and businesses. That allows us to develop new services and address the health care needs in our communities.

"Long before we became St. Vincent's, Randolph County Bank was very accommodating with loans to purchase new equipment in the old hospital, and it allowed us to position ourselves to be a potential merger partner with St. Vincent's. The Bank also has the loan on our Medical Pavilion that we built 5 years ago and was a major contributor to our capital campaign. If it hadn't been for the partnership with the Bank, we never would have been in a position to be as attractive to St. Vincent's. And in terms of physician recruitment, the Bank has always been very helpful in working out mortgage loans when we want to bring new doctors here.

"It's nice to go into the Bank and they know you by your first name. You can walk into the President's office or anyone else's, and you're treated like a buddy. That's unique."



About his partnership with First United Bank, Keith said, "John Finnerty (President and CEO of First United Bank) is a special guy – he's been a super friend. I've really appreciated his advice. He's taken a lot of time to talk with me and help me as we go through some things. He and Chris Allen are awfully good people. It's been a good relationship."

— KEITH PRITCHETT
Owner
Pritchett's Back Hoe Service
& Poor Boy Enterprises



CAT

Chris Allen, Senior Vice President, First United Bank, with Keith Pritchett.

Can we dig it? Yes, we can!

SUPPORTING COMMERCIAL ACHIEVERS

At the work site of an 83-acre commercial development on the north side of New Castle, Keith Pritchett, owner of Pritchett's Back Hoe Service, feels right at home. Four of his workmen are operating heavy machinery and moving lots of earth. "This is Jeff Smiley's Northfield Park Project. Back over there," he points, "there's going to be the new YMCA. Over here, there's going to be a new car dealership. With a new restaurant and a park, too, this is going to be a very nice addition to New Castle."

Keith's business started about 10 years ago as a small back hoe service, primarily digging foundations for houses and septic systems. Now Keith has several more related businesses, but he is quick to give credit to those involved in the day-to-day management of them. "Jeremy Morrison runs the mechanics' shop, Joe Wiley runs the heavy equipment sales lot, the 'dirt crew' (excavating) is headed up by Mark Walker, and Todd Anson is CEO of our flooring company – Poor Boy Enterprises. We do business in about a 100-mile radius, but for the most part, our jobs come from Henry County. It's great to feel like we've had a part in the county's growth and change."

Chris Allen, Senior Vice President at First United Bank, has worked with Keith and watched his business grow. "Keith has always been a go-getter in this area. He was an up-and-comer, always doing good work. It wasn't any surprise to us that he outgrew his first location. When the implements store in Sulphur Springs came up at auction a couple of years ago, we helped him buy it. That's given him some room to grow."



Karen Akin and Cindy McCabe

Good folks, good food, good fun

A PICNIC OF APPRECIATION...AN AFTERNOON OF ENTERTAINMENT

When the staff of WBST, Muncie's public radio station, wanted to find a unique way to thank major donors and underwriters for their support, they took the opportunity to partner with the Muncie Symphony Orchestra. By hosting a gourmet picnic at *Symphony on the Green*, MSO's popular annual outdoor concert, WBST piggy-backed on what is – without question – one of Muncie's best summertime events.

WBST – which is now part of Indiana Public Radio, a group of five public radio stations serving fifteen east central Indiana counties and touching into Ohio – has also partnered with First Merchants Bank for the past three years to sponsor its picnic at *Symphony on the Green*. Set on the grounds of the Fine Arts Plaza at Ball State University, "It's a venue that's very different than Emens Auditorium, MSO's home," said Cindy McCabe, an Underwriting Advisor with Indiana Public Radio. "It's available easily to everyone, and it appeals to a much broader group of people than a typical symphony audience. If you have extra folks in town visiting, you don't need to buy tickets – and – you can bring your kids and let them wander around...if they spill their food, it doesn't matter. It's just a wonderful family event!

"Our picnic at *Symphony on the Green* lets us reach a lot of our members and underwriters and tell them how much we appreciate them and their support throughout the year. We count on those dollars to help us buy the quality programs we air – both music and news – and help us with our operational costs. That's why we appreciate First Merchants Bank's involvement, because there's no way we could afford to take the expense of the picnic out of our budget," added Cindy. "Our listeners count on us to be there with programming they can't find elsewhere – for so many, we're a constant companion."

"Sponsoring IPR's picnic at *Symphony on the Green* certainly shows our clients that we're committed to organizations that are very special parts of our community," noted Karen Akin, Vice President of First Merchants' Trust and Investment Management Division. "So many of our interactions with clients are perceived as serious and 'all business'. This is a classy, yet fun, event that we can share with them. It's great when they join us for something that's no suits, no ties...and we can simply enjoy our time together."

Sponsoring IPR's picnic at Symphony on the Green certainly shows our clients that we're committed to organizations that are very special parts of our community.

— KAREN AKIN
Vice President
Trust & Investment
Management Division
First Merchants Bank



Kris Laughlin, Vice President, Sales & Marketing, First Merchants Corporation, with daughters, Adrian and Katie.

It's just a wonderful family event!

— CINDY McCABE
IPR Underwriting Advisor



All in the family

2001...A YEAR OF RESTRUCTURING & OPERATIONAL CONSOLIDATION



It's very important to us that our new affiliate banks know that First Merchants is a company that holds significant value in people and communities. That's what we're all about. We are a collection of community banks.

— STEPHAN FLUHLER
Assistant Vice President
Change Management
First Merchants Corporation



We're a team…we're working together.

— BRENDA LITTLEJOHN
Manager
Decatur Call Center

If we want to be the financial service provider of choice, we have to give exceptional customer service. The larger we get, the harder that is to deliver across the board. But there isn't any problem we can't solve if we take the time to find the right answers – and follow-up, follow-up, follow-up! That doesn't happen enough in today's world."

— PAM HAAGER
Vice President & Manager
First Merchants' Call Centers



2001 will be looked on as a year of restructuring and operational consolidation. Many First Merchants Bank employees in divisions that served all affiliate banks 'changed hats' and became First Merchants Corporation employees. A number of employees at affiliate banks made this change, as well. The restructuring was clearly intended to recognize the efficiencies gained through combining resources, but also to reinforce the goal of providing superior support service to all.

Stephan Fluhler, Assistant Vice President, Change Management, has been involved in several projects involving transition. "As First Merchants Corporation continues to grow, it takes a collaborative effort to ensure that we can appropriately leverage the strengths of the organization to put the right people in the right places. Throughout the integration process of bringing in a new affiliate bank, for example, we work collaboratively with that bank—not only with the 'hard' stuff of deploying a smooth event, but also ensuring the people who are being affected are well informed in terms of what can they expect and when can they expect it."

Consolidation has not meant a loss of jobs at affiliate banks. First Merchants' strategy of establishing decentralized operational support shifted activities from the Corporate operations and technology center or affiliate banks to those facilities that had capacity to handle specific functions.

Randolph County Bank, for example, is now processing proof work for its own bank, plus Union County National Bank, First National Bank of Portland, and Decatur Bank & Trust Company. Frances Slocum Bank will handle all affiliates' research work. Union County National Bank is the site of the first of two customer service call centers to handle inquiries and follow-up work. A second call center will go into operation at Decatur Bank & Trust Company in 2002. Consolidating the customer service functions is a big step forward, according to Pam Haager, Vice President and Manager of First Merchants' call centers. "All of us put up with bad customer service every day. I have an opportunity to change one piece of that in the world, and that's for First Merchants Corporation and our affiliate banks. And I think I have the ability, the right staff, and the support of senior management to make that change."

Brenda Littlejohn is moving from Muncie to Decatur to start the call center there. "Not only will we be better able to assist our customers, but we'll be better able to assist our fellow employees, as well. We'll have the resources to get answers right away or follow-up with customer requests. Tellers and other contact employees are working with customers face-to-face, but they get phone calls, too. And that's where we can help. When they're busy with someone, we want them to feel good about forwarding a call to us. *We're a team…we're working together.*"

Each day, the call center staff members send out thank you cards to two people they've talked to that day, telling them we appreciate their business, thanking them for calling us, and reminding them if they have any additional questions to be sure to call us. Special touches like that are bound to continue.

Pam is excited about what's ahead. "I really believe our call centers are going to be successful, because – one – I want them to be, and I have good people in both places – good people who have served customers for a long time. Two – they're being trained to follow-up, and they're being rewarded for following up. They're being rewarded for quality service."

Buy low...sell high

EDUCATING YOUNG PEOPLE ABOUT THE IMPORTANCE OF FINANCIAL PLANNIN[G]



First Merchants, by sponsoring The Stock Market Game, joins us as 'Partners for Literacy.'

— JEANNINE LEE LAKE
Newspapers in Education
Coordinator for *The Star Press*



Participants in the Delta High School Stock Market Game (from left to right):
Jeannine Lee Lake of *The Star Press*, Jordan Burt, economics teacher Pat Ervin, Danielle DeVoe, Chris Green, Brandon Straub.

I talk with my Dad about stocks. He's really into getting me prepared for my future when I'm on my own. He does a lot with the stock market, and I want to know more about it, so I think The Stock Market Game is going to be really exciting. Hopefully, we'll all learn and benefit from it once we're out of college and able to do our own thing.

— JORDAN BURT
Senior

I only know the bare basics – what a stock is, how to buy stock. I hope to learn a lot so maybe when I get into college or after college I can do it on my own with some *real* money.

— DANIELLE DEVOE
Senior

People talk about the stock market or you hear about it on the news, but right now it's pretty confusing to me. I know I can pick up quite a few things, so it won't be confusing any more.

— CHRIS GREEN
Sophomore

The simulation is a real learning experience for all the kids that play because – within the game's 10-week timeframe – they're going to be assuming that they need to find a stock that is high-risk or very aggressive. They want to go for that first...but all too often they'll find that's not going to be the winner for them...it may even be a big loser for them. It gets them thinking what's going to be a winner long-term.

— BRANDON STRAUB
Senior

Sherri Beabout isn't afraid of new challenges. She and her husband moved to Muncie from the southern Indiana city of Vincennes in late August, so she could head up the new First Merchants Investment Center. "Keep in mind that only a couple of weeks after I came here, the September 11th tragedy happened. It affected securities companies far and wide. It was just a very bad time to be trying to open a full-service investment center," she said. But backed by direct mail efforts, newspaper advertising, a seminar for women, and referrals from other First Merchants employees, Sherri began developing new business and building on our existing discount brokerage relationships. "Initially clients think, 'Oh…I can do my stock trades here,' but then they find that we truly have a financial planning environment, and I can assist them in setting retirement goals or other specific goals they have. They can see if they stick to a plan, they can achieve whatever goals they set."

For a number of years, First Merchants has been a financial sponsor of *The Stock Market Game,* organized by the Indiana Council for Economic Education and administered in east central Indiana schools by *The Star Press.* "Over 30 schools and over 200 teams of students participate each semester. Each team starts with $100,000 in 'simulated' money to invest in stocks over 10 weeks. Obviously, the object of the game is to see how much money you can make during that time," said Jeannine Lee Lake, Newspapers in Education Coordinator for *The Star Press.* "First Merchants, by sponsoring *The Stock Market Game,* joins us as 'Partners for Literacy.' We know that by going through this, kids will turn to more than just comics and sports in the newspaper – they'll start reading stories on the financial pages and about world events."

Working with Jeannine, Sherri hosted teacher training this fall for *The Stock Market Game.* "I told the teachers how wonderful I thought it was that they were taking such an interest in the classroom to teach their students about investments. It's definitely a big first step in educating young people about the importance of having a financial plan."

Pat Ervin, an economics teacher at Delta High School, north of Muncie, agreed. "It's a fun way to learn about a topic that might be kind of dry if it was just in a book. This is a game, it's competitive, and the students are really enthusiastic about it. It's very individualized – they can follow stocks that interest them. The game sparks an interest that can carry on out into their adult lives. I hope it becomes a life-long learning experience for them. It can truly impact the quality of life they have."

I told the teachers how wonderful I thought it was that they were taking such an interest in the classroom to teach their students about investments. It's definitely a big first step in educating young people about the importance of having a financial plan.



— SHERRI BEABOUT
Investment Consultant
First Merchants Investment Center



ABOVE: Campus Life kids frolicking after a rousing game of football.



RIGHT: Campus Life directors, John Warner & Denny Cochran, with Bluffton High School seniors, Josh Branyan & Lindsey Shafer.



Denny Bieberich and Dave Fox, Executive Director of Youth for Christ.

We're bringing kids to Christ – but we're doing it in unique and often zany ways. Our staff members are such high-quality people, and they know how to relate to kids. They're not preaching to kids, but they're definitely reaching them.

— DENNY BIEBERICH
President & CEO
Decatur Bank & Trust Company

Show me the way

PARTNERING TO CREATE POSITIVE ALTERNATIVES FOR YOUTH

Denny Bieberich, President and CEO of Decatur Bank & Trust Company, serves on the Board of Directors of Youth for Christ, an organization that works with students in Adams, Wells, and Jay counties. "In today's world, there are so many challenges, and there are too many kids that don't go to church. Youth for Christ gives kids an alternative to be active and have fun. When we had the fundraiser to buy this building, the Directors were asked to help raise some money. So in addition to the Bank making a contribution, I had some other contacts I helped develop. What we didn't raise, the Bank loaned to make the final acquisition."

There are 250 Youth for Christ chapters across the country. *Campus Life* is the high school ministry for Youth for Christ. "We have one *Campus Life* director for each of the schools in Adams, Wells, and Jay counties. We know the administrators at all the schools, and we help out by volunteering to work the lunch rooms, taking tickets at athletic events, and so on," said Dave Fox, Executive Director of Youth for Christ. "In the rural communities we serve, over the course of a year we'll have participation by over 50% of the kids. In some schools it's much higher than that. Most of our student leaders are very active in their own church groups, but they know *Campus Life* is an easy way to spend time with their non-church friends and introduce them to Christ.

"We go where the kids are. We go to basketball games, wrestling matches, swim meets – places where they like to be. During the summer, we plan pond parties and camp-outs or go to the parks and play basketball with them. Our staff members spend about half their time planning non-traditional, 'out front' events for kids. We want the kids to experience something they may not ever get to experience somewhere else. This creativity keeps them guessing what will happen next and brings them back week after week.

"It's important for the kids to talk about what's relevant in their lives – their friends, their families – and to share their experiences with others in the group. There can be great comfort in that alone. And certainly, as a Christian organization, we can generally turn to something spiritual from the Bible and share a story that addresses the same topic. Because the kids have such a good relationship with our staff, they know where we're coming from and that we're real. So we share with them about our relationship with God and how they can have a relationship with God, as well."

2001 represents another fine year of operations for First Merchants Corporation, with earnings growth for the 26th consecutive year.

26

years of consecutive growth

A+

First Merchants Corporation common stock continues to receive an "A+" rating from Standard and Poor's.

(in thousands, except share data)

	2001	2000	1999	1998	1997
Operations					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 66,806	$ 58,619	$ 56,513	$ 52,463	$ 49,403
Less Tax Equivalent Adjustment	2,445	2,637	2,948	2,767	2,611
Net Interest Income	64,361	55,982	53,565	49,696	46,792
Provision for Loan Losses	3,576	2,625	2,241	2,372	1,735
Net Interest Income					
After Provision for Loan Losses	60,785	53,357	51,324	47,324	45,057
Total Other Income	18,543	16,634	14,573	12,880	10,146
Total Other Expenses	45,195	40,083	36,710	32,741	30,016
Income Before Income Tax Expense	34,133	29,908	29,187	27,463	25,187
Income Tax Expense	11,924	9,968	10,099	9,556	8,704
Net Income	$ 22,209	$ 19,940	$ 19,088	$ 17,907	$ 16,483
Per Share Data [1]					
Diluted Cash Earnings Per Share [2]	$ 1.86	$ 1.73	$ 1.52	$ 1.43	$ 1.32
Basic Net Income	1.79	1.67	1.51	1.43	1.33
Diluted Net Income	1.78	1.66	1.50	1.41	1.31
Cash Dividends Paid [3]	.92	.86	.80	.73	.66
December 31 Book Value	14.14	12.80	11.00	12.24	11.38
December 31 Market Value (Bid Price)	24.01	21.55	24.34	24.76	23.17
Average Balances					
Total Assets	$1,689,694	$1,532,691	$1,397,230	$1,254,223	$1,151,081
Total Loans	1,270,555	1,104,013	935,716	870,317	799,430
Total Deposits	1,331,631	1,209,015	1,073,074	1,016,629	825,808
Securities Sold Under Repurchase Agreements					
(long-term portion)	44,416	68,732	62,686	37,238	
Total Federal Home Loan Bank Advances	103,941	80,008	57,062	30,742	19,746
Total Stockholders' Equity	166,232	141,446	149,727	148,052	135,958
Year-end Balances					
Total Assets	$1,787,035	$1,621,063	$1,474,048	$1,362,527	$1,181,359
Total Loans	1,359,893	1,175,586	998,895	890,356	838,658
Total Deposits	1,421,251	1,288,299	1,147,203	1,085,952	976,972
Securities Sold Under Repurchase Agreements					
(long-term portion)	32,500	32,500	35,000	48,836	
Total Federal Home Loan Bank Advances	103,499	93,182	73,514	47,067	25,500
Total Stockholders' Equity	179,128	156,063	126,296	153,891	141,794
Financial Ratios					
Return on Average Assets	1.31%	1.30%	1.37%	1.43%	1.43%
Return on Average Stockholders' Equity [4]	13.36	14.10	12.75	12.09	12.12
Average Earning Assets to Total Assets	93.29	94.85	94.77	94.80	94.62
Allowance for Loan Losses as % of Total Loans	1.11	1.06	1.01	1.03	1.01
Dividend Payout Ratio	51.69	51.81	53.33	51.77	50.38
Average Stockholders' Equity to Average Assets [5]	9.84	9.23	10.72	11.80	11.81
Tax Equivalent Yield on Earning Assets [6]	7.80	8.19	7.81	8.15	8.34
Cost of Supporting Liabilities	3.56	4.16	3.54	3.74	3.80
Net Interest Margin on Earning Assets	4.24	4.03	4.27	4.41	4.54

(1) Restated for a five percent (5%) stock dividend distributed September, 2001.
(2) Net income excluding goodwill and core deposit intangible amortization.
(3) Dividends per share is for First Merchants Corporation only, not restated for pooling transactions.
(4) Average stockholders' equity is computed by averaging the last five quarters ending balance.
(5) Reflects repurchase of 306,600 shares in 2000, and 1,202,952 in 1999.
(6) Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

1975-2001 26 Years of Consecutive Growth


2001
$22,209,000
1975
$1,537,000

First Merchants Corporation common stock continues to receive an "A+" rating from Standard and Poor's.

Stock Performance


Initial Investment
(9-82)
$4,200
Dividends Received
(through 12-31-01)
$23,954
Market Value
(bid)
$68,097

A purchase of 100 shares in September, 1982, when the holding company was organized, would have cost $4,200. Through three 2-for-1 stock splits, three 3-for-2 splits, and a five percent (5%) stock dividend, the number of shares held as of December 31, 2001, would be 2,835 with a market value of $68,097. In addition, dividends in the amount of $23,954 would have been paid on the initial investment of $4,200.

Listed on NASDAQ/NMS on June 20, 1989

Trading Symbol: FRME

2001 Stock Price Range:

High $24.97

Low $19.94

Current bid price as of date of this publication, 12/31/01: $24.01

2001 NASDAQ Trading Volume: 3,468,914 shares

December 31, 2001 Shares outstanding: 12,670,307

Return on Assets


1.37%
1.16%
1.30%
1.32%
1.31%
1.11%
99
00
01

Return on Equity


12.75%
13.91%
14.10%
14.60%
13.36%
13.79%
99
00
01

Efficiency Ratio (2)

(indicates the cost to produce a dollar of revenue)


51.7
58.0
53.2
55.1
52.9
57.8
99
00
01

Loan Losses

(as a percent of average loans)


.14
.21
.16
.18
.23
.24
99
00
01

First Merchants *SNL Securities Peer Group (1)*

(1) Bank holding companies with assets from $1 billion to $5 billion. 2001 peer data reflects results through September 30, 2001.
(2) A lower ratio is desirable as an indicator for reduced costs in generating revenue.



Stock Price & Dividend Information

Price per share

QUARTER	HIGH 2001	HIGH 2000	LOW 2001	LOW 2000	DIVIDENDS DECLARED 2001	DIVIDENDS DECLARED 2000
First Quarter	$24.05	$25.36	$19.94	$18.93	$.230	$.209
Second Quarter	22.79	21.79	20.71	17.62	.230	.209
Third Quarter	24.75	21.90	20.96	18.33	.230	.219
Fourth Quarter	24.97	22.74	22.65	20.71	.230	.219

The table above lists per share prices and dividend payments during 2001 and 2000.
Prices are as reported by the National Association of Securities Dealers.
Automated Quotation – National Market System.
Numbers rounded to nearest cent when applicable.
Restated for a five percent (5%) stock dividend distributed September, 2001.

Stock Information

Common Stock Listing

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System. Quotations are carried in many daily papers.

The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on December 31, 2001, the number of shares outstanding was 12,670,307. There were 2,483 stockholders of record on that date.

General stockholder inquiries

Stockholders and interested investors may obtain information about the Corporation upon written request or by calling:

Mr. Brian A. Edwards
Shareholder Relations Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765.741.7278
1.800.262.4261 Ext. 7278
bedwards@firstmerchants.com

Stock transfer agent and registrar

First Merchants Bank, N.A.
Corporate Trust Department
P. O. Box 792
Muncie, Indiana 47308-0792

Market makers

The following firms make a market in First Merchants Corporation stock:

Midwest Research First Tennessee
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Herzog, Heine, Geduld, Inc.
Howe Barnes Investments, Inc.
Sandler O'Neill & Partners
NatCity Investments, Inc.
Sherwood Securities Corp.
Spear, Leeds & Kellog
Dain Rauscher, Inc.
Stifel, Nicolaus & Company, Inc.

Form 10-k and financial information

First Merchants Corporation, upon request and without charge, will furnish stockholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission.

Please contact:
Mr. James Thrash
Senior Vice President
and Chief Financial Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765.747.1390
1.800.262.4261 Ext. 1390




MIAMI
ADAMS
WABASH
HOWARD
JAY
DELAWARE
MADISON
RANDOLPH
HAMILTON
HENRY
WAYNE
FAYETTE
UNION
BUTLER (OHIO)

First Merchants Corporation currently provides services through 48 banking centers located in Delaware, Adams, Fayette, Hamilton, Henry, Howard, Jay, Madison, Miami, Wabash, Wayne, Randolph and Union Counties in Indiana and Butler County in Ohio.

Indiana

DELAWARE COUNTY (12)
Corporate Office • Muncie
Albany
Eaton
Daleville

ADAMS COUNTY(4)
Decatur

FAYETTE COUNTY (2)
Connersville

HAMILTON COUNTY (6)
Carmel
Fishers
Noblesville
Westfield

HENRY COUNTY (3)
Middletown
Mooreland
Sulphur Springs

HOWARD COUNTY (1)
Kokomo

JAY COUNTY (2)
Portland

MADISON COUNTY (9)
Anderson
Edgewood
Ingalls
Lapel
Markleville
Pendleton

MIAMI COUNTY (2)
Peru

RANDOLPH COUNTY (1)
Winchester

UNION COUNTY (1)
Liberty

WABASH COUNTY (3)
North Manchester
Wabash

WAYNE COUNTY (1)
Richmond

Ohio

BUTLER COUNTY (1)
Oxford

* ( ) Number of banking offices/county



First Merchants Corporation

Corporate Office
200 East Jackson Street
Muncie, Indiana 47305

765.747.1500
http://www.firstmerchants.com

Annual Meeting

The Annual Meeting of Stockholders of First Merchants Corporation will be held...

Thursday, April 11, 2002 ◦ 3:30 p.m.

Horizon Convention Center
401 South High Street
Muncie, Indiana

First Merchants Corporation, a financial holding company based in Muncie, Indiana, was organized in September, 1982, as the bank holding company for Merchants National Bank of Muncie, now First Merchants Bank, N.A. Since its organization, First Merchants Corporation has grown to include eight affiliate banks and a multi-line insurance agency with 48 locations in 13 Indiana counties and one Ohio county.

Banking affiliates include First Merchants Bank in Delaware County and Hamilton County, Madison Community Bank in Madison County, First United Bank in Henry County, The Randolph County Bank, First National Bank of Portland in Jay County, Union County National Bank – with offices in Union County, Fayette County, Wayne County and Oxford (OH) County, Decatur Bank & Trust Company in Adams County, and Frances Slocum Bank – with offices in Wabash County, Howard County, and Miami County. First Merchants Insurance Services is headquartered at the Corporate offices in Muncie, Indiana.

Banking affiliates conduct a full range of banking services – including commercial, industrial, consumer, and real estate lending, deposit and investment services, online banking, and other related services.

The Corporation's Trust and Investment Management Division, which operates through First Merchants Bank, is one of the largest trust divisions in Indiana, with fiduciary assets in excess of $1.3 billion dollars at market value through year-end 2001.

First Merchants Corporation completed its 26th consecutive year of increased earnings at the end of 2001. In addition, the Corporation continues to receive an A+ rating from Standard & Poor's for its common stock (NASDAQ symbol FRME).

First Merchants Corporation is committed to the sound management of its affiliates. The Corporation's operating philosophy is to be client focused, value driven, plan disciplined, committed to recruiting and retaining achievers, and to be decisive leaders.

First Merchants Corporation

Stefan S. Anderson
Chairman of the Board

Robert M. Smitson
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Bank
President
Chief Executive Officer

James F. Ault
Madison Community Bank
Chairman of the Board

Jerry M. Ault
Frances Slocum Bank
Chairman of the Board
President
Chief Executive Officer

Dennis A. Bieberich
Decatur Bank & Trust Company
President
Chief Executive Officer

Frank A. Bracken, Esq.
Bingham McHale, LLP
Attorney
Retired

Dr. Blaine A. Brownell
Ball State University
President

Thomas B. Clark
Alltrista Corporation
Chairman of the Board
President
Chief Executive Officer
Retired

Barry J. Hudson
First National Bank
Chairman of the Board

Norman M. Johnson
Stein Roe & Farnham
Executive Vice President
Retired

George A. Sissel
Ball Corporation
Chairman of the Board

Dr. John E. Worthen
Ball State University
President
Retired

Secretary to the Board

Larry R. Helms
First Merchants Corporation
Senior Vice President

Assistant Secretary to the Board

C. Ronald Hall
First Merchants Corporation
Vice President

Decatur Bank & Trust Company

Paul E. Strickler
Chairman of the Board

Philip H. Barger
Barger Farms, Inc.

Dennis A. Bieberich
Decatur Bank & Trust Company
President
Chief Executive Officer

Richard T. Doermer
Avis Industrial Corporation
Vice Chairman

Gregory A. Fleming
Fleming Excavating, Inc.
President

L. Dale Gagle
Secretary to the Board

Wayne M. Porter
Thunderbird Products
Vice President of Sales

John L. Schultz
Baker & Schultz, Inc.
President

First Merchants Bank, N.A.

Stefan S. Anderson
Chairman of the Board

Robert M. Smitson
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Bank
President
Chief Executive Officer

Ronald K. Fauquher
Ontario Corporation
Senior Vice President

Thomas K. Gardiner, MD, FACP
Cardinal Health System, Inc.
Executive Vice President

Roger W. Gilcrest
First Merchants Bank
Executive Vice President

Suzanne L. Gresham, PhD
Comprehensive Mental
Health Services, Inc.
President
Chief Executive Officer

John W. Hartmeyer
Al Pete Meats, Inc.
President

Nelson W. Heinrichs
Centennial Packaging, Inc.
Chairman of the Board

Jon H. Moll
DeFur, Voran, Hanley,
Radcliff & Reed
Partner

Joseph E. Wilson
Muncie Power Products, Inc.
Chairman of the Board
Chief Executive Officer

Secretary to the Board

Cynthia G. Holaday
First Merchants Bank
Executive Administrative Officer

Chairman Emeritus

William P. Givens

Directors Emeriti

Clell W. Douglass

Hurley C. Goodall

Betty J. Kendall

Hamer D. Shafer

First National Bank of Portland

Barry J. Hudson
Chairman of the Board

Robert G. Bell
First National Bank of Portland
President
Chief Executive Officer

John F. Brigham
Mutual Security, Inc.
Chief Executive Officer
Retired

Bonnie R. Maitlen, PhD
Training & Development
Specialist-Consultant

Greg A. Moser
Moser Engineering
President

Stephen R. Myron, MD
Preferred Medical Providers
President

Samuel P. Shoemaker
John Jay Center for Learning
Executive Director

Gary L. Whitenack
Whitenack Farm & Supply Co.
Farmer

First United Bank

William D. Cronk
Chairman of the Board
Farmer

Ted S. Doles, MD
Physician

Daniel Eichhorn, DVM
Veterinarian

John M. Finnerty
First United Bank
President
Chief Executive Officer

Larry R. Helms
First Merchants Bank
Executive Vice President

Mary Wisehart Phillips
Wisehart & Wisehart
Attorney

Frances Slocum Bank

Jerry M. Ault
Chairman of the Board
Frances Slocum Bank
President
Chief Executive Officer

Richard T. Doermer
Growth Capital Company
President

John W. Forrester
Wabash Electric Supply, Inc.
President

Robert R. Halderman
Halderman Farm Management, Inc.
President

Arthur W. Jasen
B. Walter & Company
Executive Vice President
Walter Dimension Co.
President

Terry Agness
Ford Meter Box Co., Inc.
President
Retired

Charles R. Tiede
Tiede, Metz & Downs PC
Attorney

Madison Community Bank

James F. Ault
Chairman of the Board

George R. Likens
Vice Chairman of the Board
Farmer

Michael L. Baker
Madison Community Bank
President
Chief Executive Officer

Edward L. Foggs
Church of God
Minister-at-Large
Interchurch Relations

Larry R. Helms
First Merchants Bank
Executive Vice President

Donald E. Henderson
Farm Bureau Insurance
Retired

Jeffrey A. Jenness
Church of God
Executive Secretary & Treasurer
Board of Pension

Joseph R. Kilmer
Attorney at Law

C. David Kleinhenn
Kleinhenn Company
President

Herbert G. Likens
Farmer

G. Douglass Owens
Attorney at Law

Robert J. Pensec
Carbide Grinding Company
President

Eric R. Retrum, MD
Radiologist

Stephen D. Skaggs
Perfecto Tool & Engineering Co., Inc.
Vice President

Curtis L. Stephenson
Pendleton Insurance Company, Inc.
Owner

Leland Symonds
Emge Packing Company
Retired

The Randolph County Bank

Michael D. Wickersham
Chairman of the Board
Wick's Pies, Inc.
President

Thomas E. Chalfant
Farmer

W. Scott Hawkins
Registered Representative
Lincoln Financial Advisors

Errol Klem
Klem Golf, Inc.
President

Martha Mathias
Frank Miller Lumber Co., Inc.
President
Chief Executive Officer

James A. Meinerding
The Randolph County Bank
President
Chief Executive Officer
Trust Officer

Union County National Bank

Norman Locke
Union County National Bank
President
Chief Executive Officer

Larry R. Helms
First Merchants Bank
Executive Vice President

Norman M. Johnson
Stein, Roe & Farnham
Executive Vice President
Retired

Gerald S. Paul
Medreco, Inc.
President

Jan S. Williams
Williams, Keckler & Ratcliffe, LLC
Certified Public Accountant

First Merchants Corporation Executive Officers

Michael L. Cox
President
Chief Executive Officer

Roger M. Arwood
Executive Vice President

Larry R. Helms
Senior Vice President
General Counsel

James L. Thrash
Senior Vice President
Chief Financial Officer

Roy A. Eon
Senior Vice President
Operations & Technology

First Merchants Corporation Senior Officers

Robert C. Rhoades
First Vice President

Brian A. Edwards
Vice President

Kimberly J. Ellington
Vice President

Karen J. Evens
Vice President

Pam S. Haager
Vice President

C. Ronald Hall
Vice President

Mark K. Hardwick
Vice President

L. Kristina Laughlin
Vice President

Sharon K. Linder
Vice President

Jeffrey B. Lorentson
Vice President

Gary D. Marshall
Vice President

Larry J. Moore
Vice President

Brenda G. Nivens
Vice President

Jennie A. Sobecki
Vice President

Carol A. Lambert
Senior Staff Auditor

Jeffrey A. Whetstone
Accounting Manager

Decatur Bank & Trust Company Senior Officers

Dennis A. Bieberich
President
Chief Executive Officer

David R. Lengerich
Vice President

Rosalyn M. Neuenschwander
Vice President

First Merchants Bank Senior Officers

Roger M. Arwood
President
Chief Executive Officer

Jack L. Demaree
Executive Vice President

Roger W. Gilcrest
Executive Vice President

Larry R. Helms
Executive Vice President

Thomas E. Buczek
Senior Vice President

Mark A. Collison
Senior Vice President

Karen T. Akin
Vice President

William J. Bittermann
Vice President

Terry L. Blaker
Vice President

Brent P. Brandon
Vice President

Merrill V. Clevenger
Vice President

Kevin E. Farrell
Vice President

Paul A. Fish
Vice President

David L. Forbes
Vice President

Barry A. Grossman
Vice President

Michael L. Hauk
Vice President

Patricia Hudson
Vice President

Julie M. Kern
Vice President

Charles L. LaBolt
Vice President

Susan R. Laverty
Vice President

Caroldon S. Merchand
Vice President

Chris B. Parker
Vice President

Jeffrey M. Parsons
Vice President

Sharon L. Powell
Vice President

Terri L. Robertson
Vice President

N. Jane Smith
Vice President

Thomas E. Wiley
Vice President

Teresa D. Willman
Vice President

Brad C. Wise
Vice President

John A. Wood
Vice President

First National Bank of Portland Senior Officers

Robert G. Bell
President
Chief Executive Officer
Investment Officer

Richard L. Huffman
Executive Vice President
Chief Operations Officer
Chief Trust & Investment Officer

Duane D. Sautbine
Senior Vice President
Lending

Theresa T. Bollenbacher
Vice President
Lending Operations

Janice E. Ferrell
Vice President
Deposit Operations
Branch Administration

Carl Walker
Vice President
Lending

First United Bank Senior Officers

John M. Finnerty
President
Chief Executive Officer

Jean E. Real
Executive Vice President

Christopher J. Allen
Senior Vice President

Joyce D. Dick
Senior Vice President

Marjorie E. Phillips
Senior Vice President

Rebecca I. Black
Vice President

Sue E. Goodman
Vice President

Frances Slocum Bank Senior Officers

Jerry M. Ault
President
Chief Executive Officer

Tony Millspaugh
Senior Vice President

Roger D. Dyson
Vice President

Sondra T. Kaselonis
Vice President

Michael J. Weller
Vice President

Madison Community Bank Senior Officers

Michael L. Baker
President
Chief Executive Officer

Michael E. Stephens
Senior Vice President

Elke U. Baltimore
Vice President

Gene Crye
Vice President

Richard K. Fulaytar
Vice President

MaryAnn Gardner
Vice President

Sherry Hazelbaker
Vice President

Kirk A. Klabunde
Vice President

John L. May
Vice President

Gretchen D. Patterson
Vice President

The Randolph County Bank Senior Officers

James A. Meinerding
President
Chief Executive Officer
Trust Officer

Brian A. Edwards
Executive Vice President
& Cashier

Chad S. Guggenbiller
Vice President

Rick D. Tudor
Vice President

Union County National Bank Senior Officers

Norman Locke
President
Chief Executive Officer

Diane M. Bolser
Executive Vice President

Dale A. Cummins
Executive Vice President

Kurt A. Kinzler
Senior Vice President

Barbara J. Brown
Vice President

Lee M. Elzemeyer
Vice President

First Merchants Insurance Services Senior Officer

Dan Van Treese
President
Chief Executive Officer

The greater part of progress is the desire to progress.

— SENECA









First Merchants Corporation

http://www.firstmerchants.com



P.E. 1/31/02

02014937

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of January, 2002

Rio Narcea Gold Mines Ltd.

(Translation of registrant's name into English)

Avda. del Llaniello - 13 - Bajo 33860 Salas, Asturias, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.
(Registrant)

Date: January 31, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

January 30, 2002 Trading Symbol: TSE: RNG

RIO NARCEA REPORTS 2001 GOLD PRODUCTION AND TARGET FOR 2002

(All figures are reported in U.S. dollars)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to announce that the Company achieved record gold production in 2001 with 124,363 ounces at an estimated cash cost of $190 per ounce, surpassing its 2000 gold production by 28%. The outlook for 2002 is for higher production of approximately 150,000 ounces, lower cash costs and enhanced cash flow from operations. A strong performance at the El Valle Mine is expected with higher grade production coming onstream in March and continuing through the remainder of the year. The completion of a bankable feasibility study on the Aguablanca nickel-copper-PGM project is foreseen in June this year with a production decision shortly thereafter. In addition, the Company's balance sheet is expected to show significant improvement by the end of 2002.

Operational Performance

The El Valle operation achieved its production target for 2001, finishing with a record fourth quarter production of 34,543 ounces of gold. The mill processed 649,142 tonnes at an average head grade of 6.5 g/t. Recoveries improved to 91.2% compared to 89.7% in 2000.

The El Valle Mine performed relatively well during the year despite encountering complex ore with higher than normal levels of impurities in the Boinas East pit during June and July, which resulted in lower recoveries and higher processing costs for the treatment of the copper concentrates. Approximately 100,000 tonnes of ore containing 7 to 8 g/t gold and up to 3% copper was stockpiled until lower copper grade ore was available for blending to offset the higher copper content. This ore will be blended with the Cariés and El Valle ores and processed during the first half of 2002.

Production Results

	Fourth Quarter		*Annual*	
	2001	*2000*	*2001*	*2000*
Gold production (oz)	*34,543*	*29,336*	*124,363*	*97,016*
Plant throughput (t)	*183,886*	*179,264*	*649,142*	*723,588*
Head grade (g/t)	*6.4*	*5.7*	*6.5*	*4.6*
Recovery %	*92.0*	*89.3*	*91.2*	*89.7*

Mining in the Boinas East pit was completed last week on schedule. Waste removal at the El Valle pit is continuing at an accelerated pace in preparation for the second mining phase of the main portion of the high-grade Charnela zone to commence in March 2002. Under the current mine plans, the gold production level for the first three months is estimated at approximately 25,000 ounces with a significant increase expected thereafter.

During 2001, the Company completed 693 meters of development and exploration ramp, and a ventilation raise below the Boinas East pit in preparation for an underground drilling campaign in 2002.

At the Carlés Mine, approximately 112,000 tonnes of ore were mined for the Carlés North pit and transported to the El Valle plant with an approximate grade of 4.8 g/t gold.

Development of the Aguablanca Project

Rio Narcea acquired a 100% interest in the Aguablanca nickel-copper-PGM project in July 2001 after completing a detailed due diligence study. A bankable feasibility study is now in progress. MDM, a South African firm, will supervise and lead the study, which is expected to be completed in early June. Approximately two thirds of a 10,000 meters infill core drilling program is now complete to close the drill hole spacing to 25 meters. The positive results of an internal scoping study reinforce the Company's belief in the potential of Aguablanca to support a low cost open pit mine. A production decision is expected in June, and if positive, Rio Narcea intends to fast track the development of the project and start production as early as mid-2003.

Rio Narcea now controls over 6,200 square kilometres that cover a series of gabbro intrusives along a belt that extends through southern Spain and Portugal. Many of the intrusives have geological characteristics similar to Aguablanca with coincident geophysical and soil anomalies. The region is under-explored and has an exciting potential for the discovery of new nickel sulfide deposits within the Company's large property holdings.

The project is managed by qualified Rio Narcea professionals under the direction of Eugene Spiering, Vice President of Exploration, who is an appropriately Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral projects).

Outlook

Rio Narcea's production target for 2002 is estimated at 150,000 ounces of gold at a cash cost of $160 per ounce. The substantial increase in production and lower cash cost for this year reflects the development of the high-grade Charnela zone scheduled to begin in March 2002. Capital expenditures for 2002 are estimated at $7.5 million mainly for exploration and underground development at El Valle, and completion of the Aguablanca feasibility study.

Rio Narcea Gold Mines, Ltd. is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit and permitting its Corcoesto gold project.

For further information contact:

Alberto Lavandeira, President and CEO
Tel: (34) 98 583 1500 Fax: (34) 98 583 2159

Laurie Gaborit, Manager Investor Relations
Tel: (416) 686 0386 Fax: (416) 686 6326

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.